
SEC MAIL PROCESSING
MAR 1 4 2005
WASH. D.C.
202
SECTION




05047167


TEXAS INSTRUMENTS


2004 ANNUAL REPORT



Tom Engibous (left), Chairman of the Board, and
Rich Templeton, President and Chief Executive Officer

To Our Shareholders

In 2004, Texas Instruments outperformed the semiconductor market with excellent revenue growth. We also significantly improved profitability and enhanced TI's cash position, even as we spent almost $1 billion for common stock repurchases and dividends paid to shareholders.

We are pleased but not surprised with these results. Communications and entertainment are the new driving forces in technology. People increasingly demand flexibility in how they communicate, use the Internet, take pictures, watch movies and listen to music.

These demands are fully aligned with TI's core skills. We've been investing in digital signal processors (DSP) and analog for many years, and we have augmented these revenue generators with a promising new growth engine in Digital Light Processing™ (DLP™) technology. We believe the recent past is just a hint of TI's full potential.

In December of 2004, we began sampling TI's single-chip cell-phone product. This chip will help accelerate wireless penetration into new growth markets by enabling low-cost cell phones in places such as China, India and Latin America. Hundreds of millions of people could experience telecommunications for the first time because of this single-chip breakthrough.

For third-generation (3G) cell phones, modem DSPs and OMAP™ application processors from TI lead the world in performance and sales volume. Customers are sampling our new OMAP 2 processors to create cell phones with multi-megapixel cameras, digital video recorders, CD-quality audio, three-dimensional gaming and more.

Our DLP technology has become one of the world's most popular choices for digital imaging in projectors and high-definition televisions. DLP products deliver excellent detail, clarity and reliability at an affordable price. The long-term potential is significant given the early stage of digital TV deployment and DLP technology's compelling benefits.

For TI's high-performance analog products, it's a profitable paradox that the more the world shifts to digital, the more our customers need analog functionality for critical tasks such as data conversion, amplification and power management. In 2004, roughly half of TI's high-performance analog revenue came from products introduced in the last few years. TI clearly is delivering what customers demand in this promising market.

Of course, there are challenges. 2004 presented a real-world test of TI's manufacturing strategy, which combines internal and foundry capacity. Early in the year, this strategy helped TI meet surging demand while maintaining disciplined capital spending. Then, when semiconductor inventories built up in the second half of the year, we were able to make quick adjustments that reduced inventory even as we maintained high utilization levels in our most advanced manufacturing facilities.

TI celebrates its 75th anniversary in 2005. We look back with pride on the first commercial production of silicon transistors, the first integrated circuit and many other innovations that helped shape the electronics industry. We look forward with great optimism because our latest innovations are enabling and accelerating the penetration of digital technology into daily life. We are convinced that the best is yet to come.

Thomas J. Engibous
Chairman of the Board

Richard K. Templeton
President and
Chief Executive Officer

Statement of Operations Selected Items*

(In millions, except per-share amounts)

	2003	2004
Net revenue	$ 9,834	**$ 12,580**
Cost of revenue	5,872	**6,954**
Gross profit	3,962	**5,626**
Gross profit % of revenue	40.3%	**44.7%**
Research and development (R&D)	1,748	**1,978**
R&D % of revenue	17.8%	**15.7%**
Selling, general and administrative (SG&A)	1,249	**1,441**
SG&A % of revenue	12.7%	**11.5%**
Profit from operations	965	**2,207**
Operating profit % of revenue	9.8%	**17.5%**
Other income (expense) net	324	**235**
Interest on loans	39	**21**
Income before income taxes	1,250	**2,421**
Provision for income taxes	52	**560**
Net income	$ 1,198	**$ 1,861**
Diluted earnings per common share	$ .68	**$ 1.05**
Average shares outstanding, diluted	1,766	**1,768**

*See financial statements for complete statements and notes.


Revenue
(In billions)
$ 15
12
9
6
3
0
'02 '03 '04
Operating Profit
(In billions)
$ 2.5
2.0
1.5
1.0
0.5
0.0
'02 '03 '04

Semiconductor Revenue - $10.9B
(By product)


DSP
Analog
Other

About TI

- Texas Instruments Incorporated provides innovative DSP and analog technologies to meet our customers' real world signal processing requirements.
- The company's three business segments are Semiconductor, Sensors & Controls, and Educational & Productivity Solutions.
- TI is headquartered in Dallas, Texas, and has manufacturing, design or sales operations in more than 25 countries.

Table of Contents



Total Cash*
(In billions)
$ 8
6
4
2
0
'02 '03 '04
* Cash and cash equivalents, short-term investments, long-term cash investments
Cash Flow from Operations
(In billions)
$ 4.0
3.0
2.0
1.0
0
'02 '03 '04
High-Performance Analog Revenu
(In billions and percent growth)
$ 2.0
1.5
1.0
0.5
0
50 %
40
30
20
10
0
-10
'02 '03 '04
% Growth

2004 Summary of Operations

Company revenue increased 28 percent in 2004 while operating profit grew 129 percent.

Semiconductor

Semiconductor revenue increased 31 percent led by wireless, high-performance analog and DLP products. TI particularly benefited from demand in the digital communications and entertainment markets, where TI's products are well-positioned in electronics systems that are in the early stages of strong product cycles.

For a third consecutive year, TI's revenue growth outpaced the industry. In the global semiconductor market without memory, where TI does not compete, TI achieved its highest share since 1986. In analog, TI reached its highest share since 1975, and the company's DSP market share set an all-time high. Higher share for analog and DSP products was achieved in all major geographic regions.

For several years, TI has been increasing its portfolio of proprietary products for a broad range of applications. Simultaneously, the company has steadily reduced its exposure to the commodity market.

"TI particularly benefited from demand in the digital communications and entertainment markets...."

In addition to stand-alone products, TI combines DSP, analog and systems expertise to create chipsets, single-chip solutions and reference designs for specific end equipment such as cell phones and digital cameras. Integration reduces customers' bills of material while increasing TI's penetration into key end equipment.

Analog: The company's analog revenue grew 28 percent. About 40 percent of Semiconductor revenue came from analog products. Revenue from high-performance analog products, a subset of total analog, grew 40 percent despite inventory reductions that affected demand in the second half of the year, especially for products sold through distribution channels. By sharply reducing factory loadings, TI was able to finish the year with internal inventory at desired levels.

"For a third consecutive year, TI's revenue growth outpaced the industry."

Using new, proprietary manufacturing processes, TI is creating high-performance analog products with performance and power-consumption characteristics that are differentiating TI from competitors. The company introduced about 400 new high-performance analog products in 2004. Despite the long product life cycles intrinsic in this market, about half of TI's high-performance analog revenue came from products introduced in the last few years. This indicates the market's positive response to TI's rise as an innovative and reliable high-performance analog supplier.

Among significant developments, TI introduced a new Impedance Track™ technology for "gas-gauge" chipsets. This technology calculates a device's remaining power with up to 99 percent accuracy throughout a battery's total life cycle. A digital still camera, for example, could use this technology to display the number of pictures that can be taken with the remaining battery charge.

DSP: TI's DSP revenue grew 35 percent led by demand for wireless products as well as catalog and broadband products. About 35 percent of Semiconductor revenue came from DSP.

DSPs deliver the computational performance required to digitally manipulate analog and other real-time signals. These products are a catalyst for innovation in a wide variety of applications ranging from cell phones to consumer electronics and industrial robotics. Demand for DSP capabilities will only grow as digital technology expands its reach into daily life.

TI began volume production of 1-GHz DSPs, the world's


Wireless Revenue
(In billions and percent growth)
$ 4.0
3.0
2.0
1.0
0
50 %
40
30
20
10
0
'02 '03 '04
DLP Revenue
(In billions and percent growth)
$ 1.0
0.8
0.6
0.4
0.2
0
100 %
80
60
40
20
0
'02 '03 '04
% Growth

fastest DSPs and the first DSPs to be manufactured in 90-nanometer process technology. Already shipping to more than 70 customers, these chips enable developers to pursue innovative applications such as self-navigating vehicles, complex vision systems and portable medical-imaging equipment.

Key End Markets: In wireless, revenue grew more than $1 billion to a record $3.8 billion. Almost $500 million of growth came from the emerging market for 3G cell phones. TI retained its position as the world's top provider of cell-phone modem DSPs and application processors. The company's products powered the majority of cell phones shipped in 2004.

Nokia said it will use TI's single-chip cell-phone solution for high-volume, entry-level handsets. Customers are sampling OMAP 2 products for advanced multimedia handsets. Samsung chose an OMAP processor for the industry's first hard-disk drive camera phone. TI also announced a single-chip solution for digital broadcast TV on cell phones.

DLP product revenue increased 79 percent. By year-end, TI had shipped 5 million cumulative units of DLP products. DLP technology held almost 40 percent of the market for projectors.

In televisions, more than 75 different DLP-based models were on the world market from manufacturers such as Samsung, RCA, Mitsubishi, Toshiba and LG. By the end of 2004, DLP products' share of the North American market for big-screen TVs had more than doubled compared with the end of 2003.

In broadband, revenue increased 46 percent. TI became the leading provider of DSL solutions for customer premises equipment and maintained its leadership position in VoIP (Voice over Internet Protocol) solutions.

Manufacturing: TI has shipped 5 million units of advanced 90-nanometer products. This process technology provides major performance, power consumption and integration benefits. TI is among very few semiconductor companies that can provide this highly advanced capability.

The company broke ground on a new manufacturing complex in Texas. The facility will use next-generation process technology to build some of the world's most advanced semiconductors on 300-millimeter wafers.

> "In wireless, revenue grew more than $1 billion to a record $3.8 billion."

TI's strategy is to build internal manufacturing capacity to a level that can meet estimated sustainable demand. When demand periodically moves above this level, TI supplements its in-house capacity with production from external foundries. Over time, this strategy should increase the company's flexibility to meet surges in demand while also reducing the amount of capital expenditures required for TI's factories. This approach should keep the company's internal manufacturing assets more fully utilized, resulting in better financial return on these assets.

Sensors & Controls

TI's Sensors & Controls segment turned in a record year with more than $1.1 billion in revenue due to broad-based demand. Operating profit also set a record at $281 million, which was 24.9 percent of revenue. Target markets include automotive, heating and air conditioning, home appliances, industrial controls and radio frequency identification (RFID) systems.

Educational & Productivity Solutions

The Educational & Productivity Solutions segment collaborates with educators on the development and deployment of classroom technology, including graphing and scientific calculators. Record revenue of $518 million was primarily led by demand for graphing calculators. Operating profit was a record $176 million, which was 34.0 percent of revenue.

Q&A

with TI's President and CEO, Rich Templeton

Q. 2004 was your first year as CEO of TI. How did it go?

A. I'm both excited and humbled to be TI's CEO. The opportunities ahead of us are about as good as I could hope for. TI is well-positioned in many of the fastest-growing electronics markets, and our strategy remains solid, from the products we're developing to our approach to manufacturing. Now we just need to stay focused and execute. 2004 was a good year of progress on all fronts.

Q. What new product areas are you most excited about?

A. Our success in the emerging 3G wireless handset market is clearly a highlight for the year, and I am confident that wireless will continue to be a big factor in TI's growth in the years ahead. I'd also spotlight DLP technology as a new growth engine; it's impossible not to get excited when you see the quality of images this technology delivers. High-performance analog is coming on strong, which is important because this product line has the potential to become TI's financial core given its strong profitability, stability and growth potential.

Q. TI has shifted more of its manufacturing to third-party foundries. Is this strategy achieving your objectives?

A. Adding foundry capacity to our manufacturing mix was a good choice that increased TI's responsiveness to customers' needs. Early in the year, our strategy helped us meet surging customer demand for our latest products. Later in the year, as customers and distributors were reducing inventory levels, we were able to respond rapidly while maintaining high levels of utilization in our most advanced fabs. Our goal was to create flexibility while moderating our capital expenditures and depreciation levels. It worked well in 2004.

Q. TI has a strong cash position. What are your intentions?

A. We will use our cash in the best interests of the company and its shareholders. A strong balance sheet is essential for competing in key markets and leading this industry. Success is unsustainable without making continued investments in R&D as well as appropriate capital expenditures. At the same time, TI's strong position in fast-growing markets and our lower capital expenditures have generated strong cash flow in excess of the company's near-term requirements. As a result, we spent almost $1 billion in 2004 on stock repurchases and dividends. We have Board authorizations to repurchase additional shares worth about $3 billion.

Q. What area of TI's performance still needs improvement?

A. We need to further improve our profit margins. The prospects are good because we now have a portfolio of products and businesses in place that can produce higher margins. By increasing the value we contribute to customers in the form of proprietary products, I believe higher margins will follow.

Q. Five years out, what kind of company will TI be?

A. I believe TI will represent a bigger portion of the overall semiconductor market because the relevance of our technologies, specifically analog and DSP, will continue to increase. In particular, I believe we're going to have an even bigger presence in the high-performance analog market, which tends to offer high profitability and stability over time. I'm convinced TI will still be the preeminent provider to the wireless market, though we'll be moving from 3G into the next generation of standards. Above all, I think TI will have even deeper relationships with customers, which ultimately is the only road to success.

Financial Statements Table of Contents

Consolidated Statements of Operations

(Millions of dollars, except share and per-share amounts)

	For the years ended December 31,		
	2004	**2003**	**2002**
Net revenue	**$12,580**	$9,834	$8,383
Operating costs and expenses:			
Cost of revenue	**6,954**	5,872	5,313
Research and development	**1,978**	1,748	1,619
Selling, general and administrative	**1,441**	1,249	1,163
Total	**10,373**	8,869	8,095
Profit from operations	**2,207**	965	288
Other income (expense) net	**235**	324	(577)
Interest expense on loans	**21**	39	57
Income (loss) before income taxes	**2,421**	1,250	(346)
Provision (benefit) for income taxes	**560**	52	(2)
Net income (loss)	**$ 1,861**	$1,198	$ (344)
Basic earnings (loss) per common share	**$ 1.08**	$ .69	$ (.20)
Diluted earnings (loss) per common share	**$ 1.05**	$ .68	$ (.20)
Average shares outstanding—Basic	**1,730**	1,731	1,733
Average shares outstanding—Diluted	**1,768**	1,766	1,733

See accompanying notes.

Consolidated Statements of Comprehensive Income (Loss)

(Millions of dollars)

	For the years ended December 31,		
	2004	**2003**	**2002**
Net income (loss)	**$1,861**	$1,198	$(344)
Accumulated other comprehensive income (loss):			
Minimum pension liability adjustment:			
Annual adjustment (net of tax benefit (expense) of $7, $(58) and $104)	**(8)**	107	(174)
Changes in available-for-sale investments:			
Annual adjustment (net of tax benefit (expense) of $11, $(71) and $440)	**(21)**	133	(817)
Reclassification of recognized transactions (net of tax benefit (expense) of $(3), $74 and $(249))	**5**	(137)	460
Total	**(24)**	103	(531)
Total comprehensive income (loss)	**$1,837**	$1,301	$(875)

See accompanying notes.

Consolidated Balance Sheets

(Millions of dollars, except share amounts)

	December 31,	
	2004	**2003**
Assets		
Current assets:		
Cash and cash equivalents	**$ 2,668**	$ 1,818
Short-term investments	**3,690**	2,511
Accounts receivable, net of allowances for customer adjustments and doubtful accounts of $41 in 2004 and $47 in 2003	**1,696**	1,451
Inventories	**1,256**	984
Deferred income taxes	**554**	449
Prepaid expenses and other current assets	**326**	496
Total current assets	**10,190**	7,709
Property, plant and equipment at cost	**9,573**	9,549
Less accumulated depreciation	**(5,655)**	(5,417)
Property, plant and equipment, net	**3,918**	4,132
Long-term cash investments	**—**	1,335
Equity and debt investments	**264**	265
Goodwill	**701**	693
Acquisition-related intangibles	**111**	169
Deferred income taxes	**449**	626
Capitalized software licenses, net	**307**	342
Other assets	**359**	239
Total assets	**$16,299**	$15,510
Liabilities and Stockholders' Equity		
Current liabilities:		
Loans payable and current portion long-term debt	**$ 11**	$ 437
Accounts payable and accrued expenses	**1,444**	1,496
Income taxes payable	**203**	250
Accrued profit sharing and retirement	**267**	17
Total current liabilities	**1,925**	2,200
Long-term debt	**368**	395
Accrued retirement costs	**589**	628
Deferred income taxes	**40**	59
Deferred credits and other liabilities	**314**	364
Stockholders' equity:		
Preferred stock, $25 par value. Authorized—10,000,000 shares. Participating cumulative preferred. None issued	**—**	—
Common stock, $1 par value. Authorized—2,400,000,000 shares. Shares issued: 2004—1,738,156,615; 2003—1,737,739,654	**1,738**	1,738
Paid-in capital	**750**	901
Retained earnings	**11,242**	9,535
Less treasury common stock at cost. Shares: 2004—20,041,497; 2003—5,401,665	**(480)**	(135
Accumulated other comprehensive income (loss):		
Minimum pension liability	**(168)**	(160
Unrealized holding gains (losses) on investments	**(15)**	1
Unearned compensation	**(4)**	(16
Total stockholders' equity	**13,063**	11,864
Total liabilities and stockholders' equity	**$16,299**	$15,510

See accompanying notes.

Consolidated Statements of Cash Flows

(Millions of dollars)

	For the years ended December 31,		
	2004	**2003**	**2002**
Cash flows from operating activities:			
Net income (loss)	**$ 1,861**	$ 1,198	$ (344)
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation	**1,479**	1,429	1,574
Amortization of acquisition-related costs	**70**	99	115
Purchased in-process research and development	**—**	23	1
Write-downs of equity investments	**13**	42	808
Gains on sale of equity and debt investments	**(12)**	(213)	(7)
Deferred income taxes	**68**	75	13
(Increase) decrease in:			
Accounts receivable	**(238)**	(197)	(114)
Inventories	**(272)**	(194)	(39)
Prepaid expenses and other current assets	**134**	(183)	191
Accounts payable and accrued expenses	**(71)**	264	(81)
Income taxes payable	**59**	118	(5)
Accrued profit sharing and retirement	**235**	11	(27)
Decrease in noncurrent accrued retirement costs	**(248)**	(132)	(45)
Other	**68**	(189)	(48)
Net cash provided by operating activities	**3,146**	2,151	1,992
Cash flows from investing activities:			
Additions to property, plant and equipment	**(1,298)**	(800)	(802)
Purchases of cash investments	**(3,674)**	(4,402)	(3,146)
Sales and maturities of cash investments	**3,809**	3,732	2,890
Purchases of equity investments	**(22)**	(22)	(26)
Sales of equity and debt investments	**32**	778	44
Acquisition of businesses, net of cash acquired	**(8)**	(128)	(69)
Net cash used in investing activities	**(1,161)**	(842)	(1,109)
Cash flows from financing activities:			
Additions to loans payable	**—**	—	9
Payments on loans payable	**(6)**	(8)	(16)
Payments on long-term debt	**(429)**	(418)	(22)
Dividends paid on common stock	**(154)**	(147)	(147)
Sales and other common stock transactions	**192**	157	167
Common stock repurchases	**(753)**	(284)	(370)
Decrease in restricted cash	**—**	261	—
Net cash used in financing activities	**(1,150)**	(439)	(379)
Effect of exchange rate changes on cash	**15**	(1)	14
Net increase in cash and cash equivalents	**850**	869	518
Cash and cash equivalents at beginning of year	**1,818**	949	431
Cash and cash equivalents at end of year	**$ 2,668**	$ 1,818	$ 949

See accompanying notes.

Consolidated Statements of Stockholders' Equity

(Millions of dollars, except per-share amounts)

	Common Stock	Paid-In Capital	Retained Earnings	Treasury Common Stock	Accumulated Other Comprehensive Income (Loss)	Unearned Compensation
Balance, December 31, 2001	$1,740	$1,216	$ 8,975	$(235)	$ 269	$(86)
2002						
Net loss	—	—	(344)	—	—	—
Dividends declared on common stock ($.085 per share)	—	—	(147)	—	—	—
Common stock issued on exercise of stock options	—	(223)	—	360	—	—
Stock repurchases	—	—	—	(354)	—	—
Other stock transactions, net	—	49(a)	—	—	—	—
Change in comprehensive income, net of tax	—	—	—	—	(531)	—
Unearned compensation amortization	—	—	—	—	—	45
Balance, December 31, 2002	1,740	1,042	8,484	(229)	(262)	(41)
2003						
Net income	—	—	1,198	—	—	—
Dividends declared on common stock ($.085 per share)	—	—	(147)	—	—	—
Common stock issued on exercise of stock options	—	(211)	—	397	—	—
Stock repurchases	—	—	—	(303)	—	—
Other stock transactions, net	(2)	70(a)	—	—	—	—
Change in comprehensive income, net of tax	—	—	—	—	103	—
Unearned compensation amortization	—	—	—	—	—	25
Balance, December 31, 2003	1,738	901	9,535	(135)	(159)	(16)
2004						
Net income	**—**	**—**	**1,861**	**—**	**—**	**—**
Dividends declared on common stock ($.089 per share)	**—**	**—**	**(154)**	**—**	**—**	**—**
Common stock issued on exercise of stock options	**—**	**(209)**	**—**	**403**	**—**	**—**
Stock repurchases	**—**	**—**	**—**	**(748)**	**—**	**—**
Other stock transactions, net	**—**	**58(a)**	**—**	**—**	**—**	**—**
Change in comprehensive income, net of tax	**—**	**—**	**—**	**—**	**(24)**	**—**
Unearned compensation amortization	**—**	**—**	**—**	**—**	**—**	**12**
Balance, December 31, 2004	**$1,738**	**$ 750**	**$11,242**	**$(480)**	**$(183)**	**$ (4)**

(a) Other stock transactions, net includes, among other things, the income tax benefit realized from the exercise of nonqualified stock options. The income tax benefit was $58 million, $64 million and $49 million for 2004, 2003 and 2002.

See accompanying notes.

Notes to Financial Statements

1. Description of Business and Significant Accounting Policies and Practices

Business: Texas Instruments (TI or the Company) makes, markets and sells high-technology components; more than 30,000 customers all over the world buy TI products. TI has three separate business segments: 1) Semiconductor; 2) Sensors & Controls; and 3) Educational & Productivity Solutions. Semiconductor is by far the largest of these business segments. It accounted for over 85 percent of revenue in 2004, and over time it averages a higher growth rate than the other two business segments, although the semiconductor market is characterized by wide swings in growth rates from year to year. TI was the world's third-largest semiconductor company in 2004 in terms of revenue, according to Gartner, Inc., an industry analyst.

Basis of Presentation: The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. and on the same basis as the audited financial statements included in the 2003 Annual Report. The consolidated financial statements include the accounts of all subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. All dollar amounts in the financial statements and tables in the notes, except share and per-share amounts, are stated in millions of U.S. dollars unless otherwise indicated.

Certain amounts in the prior periods' financial statements have been reclassified to conform to the 2004 presentation.

The preparation of financial statements requires the use of estimates from which final results may vary.

Foreign Currency: For financial reporting purposes, the functional currency for foreign subsidiaries is the U.S. dollar. Accounts recorded in currencies other than U.S. dollars are remeasured into the functional currency. Current assets (except inventories), deferred income taxes, other assets, current liabilities and long-term liabilities are remeasured at exchange rates in effect at year end. Inventories, property, plant and equipment, and depreciation thereon are remeasured at historic exchange rates. Revenue and expense accounts other than depreciation for each month are remeasured at the appropriate daily rate of exchange. Net currency exchange gains and losses from remeasurement are charged or credited on a current basis to other income (expense) net.

Derivatives: The Company uses derivative financial instruments to minimize exposure to foreign currency and interest rate risk. The Company enters into certain foreign currency derivative instruments that do not meet hedge accounting criteria. These instruments are primarily forward currency exchange contracts that are intended as economic hedges to minimize the adverse earnings impact from the effect of exchange rate fluctuations on the Company's non-U.S. dollar net balance sheet exposures. Gains and losses from forward currency exchange contracts to hedge net balance sheet exposures from remeasurement are credited or charged on a current basis to other income (expense) net.

Gains and losses from other forward currency exchange contracts intended to hedge specific transactions and from terminated forward currency exchange contracts are deferred and included in the measurement of the related transactions.

With respect to long-term debt and its associated interest expense, TI seeks to maintain a mix of both fixed and floating interest rates that, over time, is expected to moderate financing costs. In order to achieve this goal, TI utilizes interest rate swaps designated as fair value hedges to change the characteristics of the interest rate stream on the debt from fixed rates to short-term variable rates. Gains and losses from interest rate swaps are included on the accrual basis in interest expense. There is no hedge ineffectiveness related to these swaps.

Gains and losses from terminated interest rate swaps are deferred and recognized consistent with the terms of the underlying transaction.

The Company does not use derivatives for speculative or trading purposes.

Revenue Recognition: Revenue from sales of the Company's products, including shipping fees, if any, is recognized when title to the products is transferred to the customer, which usually occurs upon shipment or delivery, depending upon the terms of the sales order. Estimates of returns for product quality reasons and of price allowances (calculated based upon historical experience, analysis of product shipments and contractual arrangements with customers), are recorded when revenue is recognized. Allowances include discounts for prompt payment, as well as volume-based incentives and special pricing arrangements. In addition, allowances for doubtful accounts are recorded for estimated amounts of accounts receivable that may not be collected.

Revenue from sales to distributors of the Company's products is recognized, net of allowances, upon delivery of product to the distributors. According to the terms of individual distributor agreements, a distributor may return products that are included on an approved product listing maintained by the Company. The distributor can return the product up to a maximum amount specified in the agreement with the placement of offsetting orders for an equivalent amount of product at the same time. The offsetting orders must be non-cancelable, requested for immediate delivery and not subject to change. When the Company determines that a product may become obsolete, it offers distributors an opportunity to return that product within a set time period of the obsolescence notification. In addition, in response to specific competitive situations encountered by distributors, the Company may grant distributors adjustments applied to their account; however, pricing to the distributor is not changed. Allowances are calculated based on historical return data, current economic conditions and the underlying contractual terms.

Royalty revenue is recognized upon sale by the licensee of royalty-bearing products, as estimated by the Company, and when realization is considered probable by management.

Shipping and handling costs are included in cost of revenue.

Advertising Costs: Advertising and other promotional costs are expensed as incurred. This expense was $92 million in 2004, $79 million in 2003 and $76 million in 2002.

Impairments of Long-Lived Assets: Reviews are regularly performed to determine whether facts or circumstances exist that indicate the carrying values of the Company's fixed assets, intangible assets or capitalized software licenses to be held and used are impaired. The Company assesses the recoverability of its assets by comparing the projected undiscounted net cash flows associated with those assets to their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets. Fair value is determined by available market valuations, if applicable, or by discounted cash flows.

Income Taxes: The Company accounts for income taxes using an asset and liability approach. The Company records the amount of taxes payable or refundable for the current year and the deferred tax assets and liabilities for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. When it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is recorded. See Note 18 for details on the impact of tax laws enacted during 2004.

Earnings per Share: Computation and reconciliation of earnings (loss) per common share (EPS) amounts for net income (loss), on a basic and diluted basis, are as follows (shares in millions):

	2004			2003			2002		
	Income	**Shares**	**EPS**	**Income**	**Shares**	**EPS**	**Loss**	**Shares**	**EPS**
Basic EPS	**$1,861**	**1,730**	**$1.08**	$1,198	1,731	$.69	$(344)	1,733	$(.20
Dilutives:									
Stock options/compensation plans	**—**	**38**		—	35		—	—	
Diluted EPS	**$1,861**	**1,768**	**$1.05**	$1,198	1,766	$.68	$(344)	1,733	$(.20

The EPS computations for 2004, 2003, and 2002 exclude 113 million shares, 116 million shares and 114 million shares, respectively, for stock options because their effect would have been antidilutive.

Effects of Stock-Based Compensation: The Company has stock-based employee compensation plans, which are described more fully in Note 13. With the issuance in mid-December 2004 by the Financial Accounting Standards Board (FASB) of Statement of Financial Accounting Standards (SFAS) No. 123(R), *"Share-Based Payments,"* which is a revision to SFAS No. 123, *"Accounting for Stock-Based Compensation,"* which was issued in 1995, the Company will begin reporting the fair value of stock-based compensation as an expense in its financial statements beginning in 2005 (see discussion in Changes in Accounting Standards below). Prior to implementation of this new standard, the Company accounted for those plans under the recognition and measurement principles of APB Opinion No. 25, *"Accounting for Stock Issued to Employees,"* and related Interpretations. No compensation cost was reflected in net income (loss) for stock options, as all options granted under those plans have an exercise price equal to the market value of the underlying common stock on the date of the grant (except options granted under the Company's stock purchase plans and acquisition-related stock option awards). Compensation cost has been recognized for restricted stock units. As required by SFAS No. 148, *"Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123,"* the following table illustrates the effect on net income (loss) and earnings (loss) per common share as if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation for each period presented.

For Years Ended December 31,	2004	2003	2002
Net income (loss), as reported	**$1,861**	$1,198	$(344)
Add: Stock-based compensation expense included in reported net income, net of tax	**12**	10	7
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of tax	**(372)**	(433)	(415)
Adjusted net income (loss)	**$1,501**	$ 775	$(752)
Earnings (loss) per common share:			
Basic—as reported	**$ 1.08**	$ .69	$ (.20)
Basic—as adjusted for stock-based compensation expense	**$ 0.87**	$ .45	$ (.43)
Diluted—as reported	**$ 1.05**	$ .68	$ (.20)
Diluted—as adjusted for stock-based compensation expense	**$ 0.85**	$ .44	$ (.43)

The disclosure above of hypothetical fair values for these awards was estimated using the Black-Scholes option-pricing model with the weighted-average assumptions listed below. Because options vest over several years and additional option grants are expected, the effects of these hypothetical calculations are not likely to be representative of similar future calculations.

	2004	2003	2002
Long-Term Plans (a)			
Weighted average grant date fair value	**$ 15.23**	$ 8.06	$13.48
Weighted average assumptions used:			
Expected dividend yields	**.33%**	.52%	.33%
Expected volatility	**56%**	58%	56%
Risk free interest rates	**3.16%**	2.72%	5.04%
Expected lives	**5 yrs**	5 yrs	5 yrs
mployee Plans (b)			
Weighted average grant date fair value	**$ 4.66**	$ 5.03	$ 5.33
Weighted average assumptions used:			
Expected dividend yields	**.42%**	.45%	.48%
Expected volatility	**35%**	63%	75%
Risk free interest rates	**1.61%**	1.08%	1.76%
Expected lives	**.58 yrs**	.58 yrs	.58 yrs

a) Includes stock options and restricted stock units under the long-term incentive plans and the director plans. (See Note 13 for description of plans.)

b) Includes TI Employees 2002 Stock Purchase Plan and its predecessor plan, the TI Employees 1997 Stock Purchase Plan. (See Note 13 for description of plans.)

nventories: Inventories are stated at the lower of cost or estimated net realizable value. Cost is generally :omputed on a currently adjusted standard cost basis. Standard costs are based on the optimal utilization of nstalled factory capacity, and costs associated with underutilization of capacity are expensed as incurred. The

Company conducts quarterly inventory reviews for salability and obsolescence. A specific allowance is provided for inventory considered unlikely to be sold. Remaining inventory has a salability and obsolescence allowance based upon the historical disposal percentage. Inventory is written off in the period in which disposal occurs.

Property, Plant and Equipment and Other Capitalized Costs: Property, plant and equipment are stated at cost and depreciated primarily on the 150 percent declining-balance method over their estimated useful lives. Fully depreciated assets are written off against accumulated depreciation. Acquisition-related costs are amortized on a straight-line basis over the estimated economic life of the assets. Capitalized software licenses generally are amortized on a straight-line basis over the term of the license.

Investments: Investments in marketable equity securities and convertible debt securities are considered to be available-for-sale and are stated at fair value, which is based on market quotes where available or estimates by investment advisors or management, as appropriate. Adjustments to fair value of these investments are recorded as an increase or decrease in the accumulated other comprehensive income section of stockholders' equity except where losses are considered to be other-than-temporary, in which case the losses are recorded as expenses in other income (expense) net. Adjustments to fair value of other investments classified as trading are recorded in operating expense. Investments in non-marketable equity securities are stated at historical cost and are subject to a periodic impairment review. Any impairments considered other-than-temporary are recorded as expenses in other income (expense) net. Cost or amortized cost, as appropriate, is determined on a specific identification basis.

Goodwill and Intangible Assets: Goodwill is no longer amortized but is reviewed for impairment annually, or more frequently if certain indicators arise. The Company completes its annual goodwill impairment tests as of October 1 of each year for all its business segments, which have been designated as its reporting units based on an analysis of economic characteristics and how the Company operates its business. This annual test is performed by comparing the fair value for each reporting unit to its associated book value including goodwill. For each of the periods presented, the fair value exceeded the carrying value including goodwill, therefore no impairment was indicated.

Intangible assets are amortized on a straight-line basis over their estimated lives. Fully amortized intangible assets are written off against accumulated amortization.

Changes in Accounting Standards: In December 2004, the FASB issued SFAS No. 123(R). This new standard requires companies to adopt the fair value methodology of valuing stock-based compensation and recognizing that valuation in the financial statements from the date of grant. Accordingly, the adoption of SFAS No. 123(R)'s fair value method will have a significant impact on the Company's result of operations, although it will have no impact on the Company's overall financial position. The impact of adoption of SFAS No. 123(R) cannot be predicted at this time because it will partially depend on levels of share-based payments granted in the future. However, had the Company adopted SFAS No. 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as shown in the table above (see discussion in Effects of Stock-Based Compensation above). SFAS No. 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. The Company has elected to adopt the provisions of SFAS No. 123(R) on a modified prospective application method effective July 1, 2005, with no restatement of any prior periods.

In December 2004, the FASB also issued SFAS No. 151, *"Inventory Costs, an amendment of ARB No. 43, Chapter 4,"* which will become effective for the Company beginning January 1, 2006. This standard clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted material should be expensed as incurred and not included in overhead. In addition, this standard requires that the allocation of fixed production overhead costs to inventory be based on the normal capacity of the production facilities. The Company is currently evaluating the potential impact of this standard on its financial position and results of operations, but does not believe the impact of the change will be material.

On October 22. 2004, a new tax law was passed, the American Jobs Creation Act of 2004 (the "Jobs Creation Act"), which raised a number of issues with respect to accounting for income taxes. In response, on December 21, 2004, the FASB issued two FASB Staff Positions (FSP), FSP 109-1—*"Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American*

Jobs Creation Act of 2004" and FSP 109-2—*"Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004,"* which became effective for the Company upon issuance.

The Jobs Creation Act provides a deduction for income from qualified domestic production activities, to be phased in from 2005 through 2010, which is intended to replace the existing extra-territorial income exclusion for foreign sales. In FSP 109-1, the FASB decided the deduction for qualified domestic production activities should be accounted for as a special deduction under SFAS No. 109, rather than as a rate reduction. Accordingly, any benefit from the deduction will be reported in the period in which the deduction is claimed on the tax return and no adjustment to deferred taxes at December 31, 2004, is required.

The Jobs Creation Act also creates a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85 percent dividends received deduction for certain dividends from controlled foreign corporations. The deduction is subject to a number of limitations and uncertainty remains as to how to interpret numerous provisions in the Act. FSP 109-2 addresses when to reflect in the financial statements the effects of the one-time tax benefit on the repatriation of foreign earnings. Under SFAS No. 109, companies are normally required to reflect the effect of new tax law changes in the period of enactment. FSP 109-2 provides companies additional time to determine the amount of earnings, if any, that they intend to repatriate under the Jobs Creation Act's provisions. (See Note 18 for more discussion of the impact of the Jobs Creation Act, including the Company's status on the repatriation of foreign earnings.)

Business Combinations: Acquisitions made in 2004 were not material.

In July 2003, TI acquired 100 percent of the equity of Radia Communications, Inc. (Radia) for a purchase price of approximately $133 million. The acquisition was made to further TI's development and product offerings in radio frequency (RF) semiconductor, subsystem, signal processing and networking technologies for 802.11 wireless local area networking multi-band/multi-mode radios.

In June 2002, TI acquired Condat AG, Berlin (Condat) for a purchase price of approximately $87 million. The acquisition was made to further TI's development and product offerings in wireless chipset solutions, including protocol stack software for cellular phones.

The acquisitions were accounted for as purchase business combinations and the results of operations of these businesses are included in the consolidated statements of operations from their dates of acquisition. Pro forma information has not been presented as it would not be materially different from amounts reported.

2. Cash Equivalents, Short-Term Investments and Long-Term Cash Investments

The Company generally invests cash in highly liquid debt securities that are classified as available-for-sale and are reflected in the balance sheet based on their maturity dates. Investments with serial maturities are allocated to their asset classification based on their individual expected average lives. Investments in debt securities with original maturities of three months or less are considered to be cash equivalents. Investments in debt securities with remaining maturities or average lives within 13 months are considered to be short-term investments. As of December 31, 2004, with the recent announcement of authorization by the Board of Directors to repurchase additional shares of TI stock in addition to previously existing authorizations (see Note 10 for discussion of stock repurchase authorizations), the Company considered investments in debt securities with remaining maturities or average lives beyond 13 months as being available for use in current operations as needed and, as a result, began including those investments in short-term cash investments. Such investments were previously considered to be long-term cash investments. All of these investments in debt securities are stated at fair value. Unrealized gains and losses for each of these security types were $1 and $(27) million in 2004, $9 and $(18) million for 2003 and $21 and $(2) million for 2002. Proceeds from sales of these cash equivalent, short-term investment and long-term cash investment debt securities in 2004, 2003 and 2002 were $1949 million, $3026 million, and $2021 million. Gross realized gains and losses from these sales for each of these security types were immaterial in 2004, 2003 and 2002.

Cash Investments	December 31, 2004 Cash & Cash Equivalents	December 31, 2004 Short-term Investments	December 31, 2003 Cash & Cash Equivalents	December 31, 2003 Short-term Investments	December 31, 2003 Long-term Investments
Corporate securities	**$ 509**	**$ 389**	$ 181	$1,017	$ 111
Asset-backed fixed income securities	**1,680**	**3,032**	851	1,309	1,121
Investment funds with constant net asset values	**238**	**—**	532	—	—
U.S. government agency securities	**—**	**269**	—	185	103
Cash on hand	**241**	**—**	254	—	—
Total	**$2,668**	**$3,690**	$1,818	$2,511	$1,335

3. Inventories

	December 31, 2004	December 31, 2003
Raw materials and purchased parts	**$ 117**	$106
Work in process	**756**	624
Finished goods	**383**	254
Total	**$1,256**	$984

4. Property, Plant and Equipment at Cost

	Depreciable Lives	December 31, 2004	December 31, 2003
Land		**$ 88**	$ 100
Buildings and improvements	5-40 years	**2,800**	2,917
Machinery and equipment	3-10 years	**6,685**	6,532
Total		**$9,573**	$9,549

Authorizations for property, plant and equipment expenditures in future years were approximately $583 million at December 31, 2004.

5. Equity and Debt Investments

Equity investments include publicly traded and private investments. Following is information on the investments at December 31, 2004 and 2003:

	Cost	Unrealized Gains	Unrealized (Losses)	Unrealized Net	Fair Value
December 31, 2004					
Equity investments:					
Marketable	**$ 3**	**$ 2**	**—**	**$ 2**	**$ 5**
Non-marketable	**88**	**—**	**—**	**—**	**88**
Convertible debt	**32**	**2**	**—**	**2**	**34**
Mutual funds and other	**137**	**—**	**—**	**—**	**137**
Total	**$260**	**$ 4**	**—**	**$ 4**	**$264**
December 31, 2003					
Equity investments:					
Marketable	$ 6	$14	$—	$14	$ 20
Non-marketable	88	—	—	—	88
Convertible debt	39	—	(4)	(4)	35
Mutual funds and other	122	—	—	—	122
Total	$255	$14	$ (4)	$10	$265

All investments in equity and debt securities, except for mutual funds, are classified as available-for-sale securities. Marketable equity securities and convertible debt securities are stated at fair value. Non-marketable equity securities, primarily comprised of investments in various venture funds, are stated at historical cost and are subject to a periodic impairment review.

Convertible debt consists of a convertible debt security due 2006.

The investments in mutual funds are classified as trading, and adjustments to their fair value are recorded in operating expense. These mutual funds hold a variety of debt and equity investments and are intended to generate returns that offset changes in certain liabilities related to deferred compensation arrangements, thus are classified as a long-term investment. (See Note 14 for discussion of Deferred Compensation Arrangements.)

During the third and fourth quarters of 2003, TI sold its remaining 57 million shares of Micron Technology, Inc. (Micron) common stock, which were received in connection with TI's sale of its memory business unit to Micron in 1998. TI recognized pretax gains of $203 million from these sales, which were recorded in other income (expense) net. TI's previously reserved tax benefit of $223 million associated with the 2002 write-down was recognized upon the sale of the Micron stock through the reversal of the deferred tax asset valuation allowance. The combined effect of the after-tax gains and the tax benefit was an increase of $355 million to TI's 2003 net income.

Proceeds from sales of equity and debt investments were $32 million in 2004, $778 million in 2003 and $47 million in 2002. There were $12 million, $213 million and $7 million of gross realized gains and zero gross realized losses from sales of these investments in 2004, 2003 and 2002.

6. Goodwill and Other Acquisition-Related Intangibles

	Amortization Period	December 31, 2004	December 31, 2003
Goodwill—net	No longer amortized	**$701**	$693
Acquisition-related intangibles—net:			
Developed technology	3-10 years	**$ 87**	$124
Other intangibles	2-10 years	**24**	45
Total		**$111**	$169

Goodwill is reviewed for impairment annually, or more frequently if certain indicators arise. No impairment indicators arose during 2004 or 2003. The goodwill balances shown are net of total accumulated amortization of $230 million at year-end 2004 and 2003.

The carrying amount of goodwill at December 31, 2004 and 2003, by business segment, was:

	Semiconductor	Sensors & Controls	E&PS	Total
2004	**$677**	**$24**	**$ —**	**$701**
2003	$675	$18	$ —	$693

The following table reflects the components of acquisition-related intangible assets, excluding goodwill, that are subject to amortization:

Amortized Intangible Assets	December 31, 2004 Gross Carrying Amount	December 31, 2004 Accum. Amort.	December 31, 2003 Gross Carrying Amount	December 31, 2003 Accum. Amort.
Developed and core technology	**$217**	**$130**	$227	$103
Customer relationships	**35**	**23**	71	50
Non-compete agreements	**60**	**50**	60	42
Trademarks and patents	**4**	**3**	14	10
Other	**2**	**1**	4	2
Total	**$318**	**$207**	$376	$207

In July 2003, in connection with the acquisition of Radia, goodwill of approximately $64 million and acquired intangible assets of $40 million (consisting primarily of core and developed technology as well as customer relationships) was recognized. The weighted average lives of the acquired intangible assets from this acquisition was 5 years.

In June 2002, in connection with the acquisition of Condat, goodwill of approximately $69 million and acquired intangible assets of $30 million (consisting primarily of developed technology) was recognized. The weighted average lives of the acquired intangible assets from this acquisition was 5 years.

Amortization of acquisition-related intangibles and deferred compensation (including unearned compensation, a contra-stockholders' equity account) was $70 million, $99 million and $115 million for 2004, 2003 and 2002, primarily related to developed technology.

The following table sets forth the estimated amortization of acquisition-related intangibles and deferred compensation (including unearned compensation, a contra-stockholders' equity account) for the years ended December 31:

2005	$56
2006	38
2007	19
2008	5
2009	1

7. Accounts Payable and Accrued Expenses

	December 31,	
	2004	**2003**
Accounts payable	**$ 552**	$ 675
Accrued salaries, wages and vacation pay	**334**	326
Other accrued expenses and liabilities	**558**	495
Total	**$1,444**	$1,496

8. Debt and Lines of Credit

	December 31,	
Long-Term Debt	**2004**	**2003**
7.0% notes due 2004	**$ —**	$400
Euro notes with various rates, due in 2005	**10**	37
6.125% notes due 2006	**300**	300
8.75% notes due 2007	**43**	43
Fair value of interest rate swaps	**13**	32
Other	**13**	14
	379	826
Less current portion long-term debt	**11**	431
Total	**$368**	$395

The $400 million of 7.0% notes and the associated interest rate swap of $50 million matured in 2004.

In 1996, the coupon rates for the notes due 2006 were swapped for LIBOR-based variable rates through 2006, for an effective interest rate of approximately 1.52% and 0.52% as of December 31, 2004 and 2003. In 2001, the coupon rates for the notes due 2007 were swapped for LIBOR-based variable rates through 2007, for an effective interest rate of approximately 6.30% and 4.90% as of December 31, 2004 and 2003.

The effect of these interest rate swaps was to reduce interest expense by $19 million, $20 million and $18 million in 2004, 2003 and 2002.

In connection with its 2000 pooling-of-interests acquisition of Burr-Brown Corporation (Burr-Brown), TI guaranteed payment of the principal and interest for the $250 million principal amount of 4.25% convertible subordinated notes due 2007 that were issued February 24, 2000, by Burr-Brown. The notes became eligible for redemption and were redeemed in February 2003 resulting in a $10 million charge recorded in other income (expense) net.

Interest incurred on loans in 2004, 2003 and 2002 was $24 million, $41 million and $60 million. Of these amounts, $3 million in 2004, $2 million in 2003 and $3 million in 2002 were capitalized as a component of capital asset construction costs. Interest paid on loans (net of amounts capitalized) was $21 million in 2004, $39 million in 2003 and $57 million in 2002.

Aggregate maturities of long-term debt due during the years subsequent to December 31, 2004, are as follows:

2005	$ 11
2006	312
2007	45
2008	—
2009 and thereafter	11

The Company maintains lines of credit to support commercial paper borrowings and to provide additional liquidity through short-term bank loans. These lines of credit totaled $500 million at December 31, 2004 and 2003, but were not utilized in either year.

9. Financial Instruments and Risk Concentration

Financial Instruments: The carrying amounts and related estimated fair values of the Company's significant financial instruments at December 31, 2004 and 2003 were:

	December 31, 2004		December 31, 2003	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets/(liabilities)				
Long-term debt (a)	**$(379)**	**$(394)**	$(826)	$(871)
Forward purchase contract (b)	**2**	**2**	3	3
Interest rate swaps (c)	**13**	**13**	32	32

(a) Fair value of long-term debt was determined primarily by calculating the net present value of the expected cash flows using current market interest rates.

(b) The Company uses a forward purchase contract for shares of the Company's common stock to minimize the adverse earnings impact from the effect of stock market value fluctuations on the portion of the Company's deferred compensation obligations denominated in TI stock. Fair value was based on quoted market price of TI common stock. (See Note 14 for discussion of Deferred Compensation Arrangements.)

(c) The Company uses interest rate swaps on long-term debt to change the characteristics of the interest rate payments from fixed rates to short-term variable rates. Fair value was determined by calculating the net present value of the expected cash flows using current market interest rates and represents current market settlement values.

The Company has other derivative financial instruments such as call options embedded in a convertible note, investment warrants and forward currency exchange contracts, the carrying value and fair values of which were not significant as of December 31, 2004 or 2003. The forward currency exchange contracts outstanding at December 31, 2004 had a notional or face value of $270 million to hedge net balance sheet exposures (including $139 million to buy euros, $28 million to buy Taiwan dollars and $28 million to sell Japanese yen). At December 31, 2003, the Company had forward currency exchange contracts outstanding with a notional or face value of $315 million to hedge net balance sheet exposures (including $223 million to buy euros, $25 million to buy Taiwan dollars and $16 million to sell pound sterling). Short-term cash investments are carried at fair value. The carrying values for other current financial assets and liabilities, such as accounts receivable and accounts payable, approximate fair value due to the short maturity of such instruments.

Risk Concentration: Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash investments, accounts receivable and equity investments. The Company places its cash investments in investment-grade debt securities and limits the amount of credit exposure to any one commercial issuer.

Concentrations of credit risk with respect to the receivables are limited due to the large number of customers in the Company's customer base and their dispersion across different industries and geographic areas. The Company maintains an allowance for losses based upon the expected collectibility of accounts receivable.

In order to minimize its exposure to credit risk, the Company limits its counterparties on the forward currency exchange contracts and interest rate swaps to investment-grade rated financial institutions.

10. Stockholders' Equity

The Company is authorized to issue 10,000,000 shares of preferred stock. No preferred stock is currently outstanding.

Each outstanding share of the Company's common stock carries one-fourth of a stock purchase right. Under certain circumstances, each right may be exercised to purchase one one-thousandth of a share of the Company's participating cumulative preferred stock for $200. Under certain circumstances following the acquisition of 20 percent or more of the Company's outstanding common stock by an acquiring person (as defined in the rights agreement), each right (other than rights held by an acquiring person) may be exercised to purchase common stock of the Company or a successor Company with a market value of twice the $200 exercise price. The rights, which are redeemable by the Company at one cent per right, expire in June 2008.

In 2004, 2003 and 2002, the TI Board of Directors approved the repurchases of up to 21 million, 18 million and 14 million shares of the Company's common stock. In the third quarter of 2004, TI's Board of Directors authorized the Company to repurchase $1 billion of the Company's common stock using existing cash holdings in addition to the previous authorizations. On January 25, 2005, the Company announced that the Board of Directors approved the repurchase of $2 billion of additional shares of TI common stock in addition to the previous authorizations. No expiration date has been specified for these authorizations.

Treasury shares acquired in connection with the Board authorized stock repurchases in 2004, 2003 and 2002 were 30,102,546 shares, 13,877,932 shares and 14,740,369 shares.

11. Research and Development

Research and development (R&D) expense totaled $1978 million in 2004, $1748 million in 2003 and $1619 million in 2002.

Acquisition-related in-process R&D (purchased R&D) charges were zero in 2004, $23 million in 2003 and $1 million in 2002. These charges were for R&D from business purchase acquisitions (2003 related to Radia) and were recorded in R&D expense. Values for purchased R&D were determined at the acquisition date based upon the appraised value of the related developmental projects. Purchased R&D projects were assessed, analyzed and valued using the Exclusion Approach within the context and framework articulated by the Securities and Exchange Commission.

12. Other Income (Expense) Net

	For Years Ended December 31,		
	2004	**2003**	**2002**
Interest income	**$136**	$109	$ 121
Equity investment gains (losses), net	**(1)**	171	(801)
Other	**100**	44	103
Total	**$235**	$324	$(577)

Equity investment gains (losses) net in 2003 included investment gains of $203 million from the sale of Micron stock. Equity investment gains (losses) net in 2002 included investment write-downs of $808 million (including $638 million for Micron stock and $64 million for Hynix Semiconductor Inc. global depositary shares) for declines in value judged to be other-than-temporary.

Other includes lease income from the purchaser of the Company's former defense electronics business divested in 1997. The non-cancelable amount of future lease payments to be received through 2008 is about $86 million. These leases contain renewal options. Other for 2004 included the partial settlement of matters related to grants from the Italian government regarding TI's former memory business operations. Also, in November 2004, the Company entered into a settlement with the State of Texas over claims for refund of state sales taxes relating to the Company's former defense electronics business, which was divested in 1997. The Company recorded a pre-tax gain of $19 million, net of expenses. Other in 2002 included $64 million for the reversal of interest expense due to the resolution of open tax items.

13. Stock-Based Compensation

The Company has stock options outstanding to participants under the Texas Instruments 2000 Long-Term Incentive Plan and the Texas Instruments 2003 Long-Term Incentive Plan. Options are also outstanding under the 1996 Long-Term Incentive Plan and the Texas Instruments Long-Term Incentive Plan, but no further options may be granted under these plans. The Company also assumed stock options granted under the Burr-Brown 1993 Stock Incentive Plan and the Radia Communications, Inc. 2000 Stock Option/Stock Issuance Plan. Unless the options are acquisition-related replacement options, the option price per share may not be less than 100 percent of the fair market value on the date of the grant. Substantially all the options have a 10-year term. Except for options granted as part of a special retention grant in February 2003 (which vest beginning in the second year after grant at a rate of 50%/25%/25% per year), options granted subsequent to 1996 generally vest ratably over four years.

Under the 2000 Long-Term Incentive Plan, the Company may grant stock options, including incentive stock options, restricted stock and restricted stock units, performance units and other stock-based awards. The plan provides for the issuance of 120,000,000 shares of the Company's common stock. In addition, if any stock-based award under the 1996 Long-Term Incentive Plan or the Texas Instruments Long-Term Incentive Plan terminates, then any unissued shares subject to the terminated award become available for granting awards under the 2000 Long-Term Incentive Plan. No more than 13,400,000 shares of common stock may be awarded as restricted stock, restricted stock units or other stock-based awards under the plan.

Under the 2003 Long-Term Incentive Plan, the Company may grant stock options (other than incentive stock options), restricted stock and restricted stock units, performance units and other stock-based awards to non-management employees. The plan provides for the issuance of 240,000,000 shares of the Company's common stock. Executive officers and approximately 250 managers are ineligible to receive awards under this plan.

Under the Texas Instruments Stock Option Plan for Non-Employee Directors adopted in April 1998, the Company granted stock options to each non-employee director once per year, in the period beginning January 1999 and extending through January 2003. Each grant under the plan was an option to purchase 5,000 shares (10,000 shares beginning January 2001) with an option price equal to fair market value on the date of grant. In April 2003, the plan, together with the Texas Instruments Restricted Stock Unit Plan for Directors and the Texas Instruments Directors Deferred Compensation Plan, was replaced by the Texas Instruments 2003 Director Compensation Plan. Under this plan approved by stockholders in April 2003, the Company may grant stock options, restricted stock units and other stock-based awards to non-employee directors, as well as issue the Company's common stock upon the distribution of stock units credited to deferred-compensation accounts established for such directors. The plan provides for the grant of a stock option to each non-employee director once per year in the period from January 2004 through 2010. Each grant is an option to purchase 15,000 shares with an option price equal to fair market value on the date of grant. Under the plan, the Company also grants 2,000 restricted stock units to each new non-employee director of the Company. The plan provides for the issuance of 2,000,000 shares of the Company's common stock.

Stock option and restricted stock unit transactions under the above mentioned long-term incentive and director compensation plans during 2004, 2003 and 2002 were as follows:

	Stock Options and Restricted Stock Units	Weighted-Average Exercise Price
Balance, December 31, 2001	164,430,601	$25.30
Granted	37,272,250	25.76
Forfeited	(3,367,438)	36.90
Expired	—	—
Exercised	(7,925,503)	7.25
Balance, December 31, 2002	190,409,910	$25.94
Granted	54,514,310	16.28
Forfeited	(4,338,768)	31.63
Expired	—	—
Exercised	(12,151,445)	7.45
Balance, December 31, 2003	228,434,007	$24.50
Granted	**29,323,920**	**30.70**
Forfeited	**(5,487,254)**	**29.46**
Expired	**—**	**—**
Exercised	**(11,181,293)**	**8.48**
Balance, December 31, 2004	**241,089,380**	**$25.89**

The Company currently records no compensation expense for its non-acquisition-related stock option awards. For restricted stock units (RSUs), compensation expense totaled $18 million, $15 million and $10 million in 2004, 2003 and 2002.

Summarized information about stock options and RSUs outstanding under the various long-term plans mentioned above at December 31, 2004, is as follows:

	Stock Options and RSUs Outstanding			Options Exercisable	
Range of Exercise Share Prices	Number Outstanding at Dec. 31, 2004 (shares)	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at Dec. 31, 2004 (shares)	Weighted-Average Exercise Price
$ .00 to 16.00	50,112,571	2.8 years	$ 8.79	46,707,703	$ 9.26
16.01 to 26.00	79,516,284	6.9	19.45	31,938,212	22.94
26.01 to 50.00	77,283,595	7.5	31.09	34,117,242	31.27
50.01 to 84.32	34,176,930	6.5	54.17	30,015,250	54.62
$ .00 to 84.32	241,089,380	6.2 years	$25.89	142,778,407	$27.12

The Company also has stock options outstanding under the TI Employees 2002 Stock Purchase Plan. Under the plan, options are offered to all eligible employees in amounts based on a percentage of the employee's compensation. The option price per share is 85% of the fair market value on the date of grant or on the exercise date, whichever is lower.

At December 31, 2004, the stock options outstanding under the TI Employees 2002 Stock Purchase Plan have an exercise price of $16.81 per share or 85% of the fair market value of the Company's common stock on April 1,

2005 (the date of automatic exercise), whichever is lower. Of the total outstanding options, none were exercisable at year-end 2004.

Employee stock purchase plan transactions during 2004, 2003 and 2002 were as follows:

	Employee Stock Purchase Plan (shares)	Weighted-Average Exercise Price
Balance, December 31, 2001	1,659,665	$28.14
Granted	5,330,427*	15.40
Forfeited	(537,504)	24.75
Exercised	(3,604,121)	20.01
Balance, December 31, 2002	2,848,467	$16.75
Granted	6,468,277*	16.76
Forfeited	(449,163)	15.71
Exercised	(6,220,699)	14.12
Balance, December 31, 2003	2,646,882	$20.28
Granted	**6,068,959***	**20.52**
Forfeited	**(346,382)**	**23.10**
Exercised	**(4,724,025)**	**19.82**
Balance, December 31, 2004	**3,645,434**	**$16.81**

* Excludes options offered but not accepted.

Stock option and Employee Stock Purchase Plan exercises include previously unissued shares and treasury shares of 416,961 and 15,488,357; 113,939 and 18,258,205; and, 34,833 and 11,494,791; for 2004, 2003 and 2002.

At year-end 2004, 258,758,802 shares were available for future grants under the Company's various long-term incentive plans and director compensation plans mentioned above, and 5,409,842 shares under the TI Employees 2002 Stock Purchase Plan. As of year-end 2004, 499,912,958 shares were reserved for issuance under the Company's various long-term incentive plans and director compensation plans, and 9,055,276 shares were reserved for issuance under the TI Employees 2002 Stock Purchase Plan.

Previously unissued common shares issued for restricted stock units under the 1996 Long-Term Incentive Plan and predecessor long-term incentive plans in 2004, 2003 and 2002 were 402,009 shares, 108,619 shares and 32,733 shares. No treasury shares were issued upon vesting of restricted stock units issued under the Texas Instruments Restricted Stock Unit Plan for Directors in 2004, 2003 and 2002.

14. Post-Employment Benefit Plans

The Company provides various retirement plans for employees including defined benefit, defined contribution and retiree health care benefit plans, as well as deferred compensation arrangements for qualifying employees.

U.S. Retirement Plans

The principal retirement plans in the U.S. include a qualified defined benefit pension plan (which is closed to new participants hired after November 1997), a defined contribution plan and an enhanced defined contribution plan. Employees participate in one of the two defined contribution savings plans based upon their date of hire or their election during a previous retirement choice program. Employees who participate in the enhanced defined contribution plan receive a fixed employer contribution of 2 percent of their annual eligible earnings, which may be invested at the employees' discretion in various investment choices, including a TI common stock fund. Employees hired after December 31, 2003, are not eligible to receive the 2 percent company contribution.

Both defined contribution plans offer an employer-matching savings option that allows employees to make pre-tax contributions to various investment choices, including a TI common stock fund. Both plans provide an employer-matching cash contribution based on an employee's contributions and annual eligible earnings. The employer-matching contribution ranges from 2 percent to 4 percent depending on a number of factors including the date the employee was hired and whether the employee participates in the defined benefit pension plan or the enhanced defined contribution plan. Employees hired after November 30, 1997, receive a maximum 4 percent employer-matching contribution.

At December 31, 2004 and 2003, in accordance with the election of employees, TI's U.S. defined contribution plans held shares of TI common stock totaling 61 million shares and 66 million shares valued at $1514 million and $1925 million. Dividends received on these shares for 2004 and 2003 totaled $6 million and $6 million.

The Company's aggregate expense for U.S. employees under the defined contribution plans was $55 million in 2004, $50 million in 2003, and $46 million in 2002.

The benefits under the non-contributory defined benefit pension plan are determined using a formula based upon years of service and the highest five consecutive years of compensation. The Company intends to contribute amounts to this plan to meet the minimum funding requirements of federal laws and regulations plus such additional amounts as the Company deems appropriate. During 2004 the Company made the maximum allowable tax deductible contribution of $127 million to the defined benefit plan. The Company also sponsors a number of smaller plans that are closed to new participants and are unfunded.

U.S. Retiree Health Care Benefit Plans

The Company offers access to group medical coverage during retirement to most of its U.S. employees. The Company makes a contribution toward the cost of those retiree medical benefits for certain retirees and their dependents. The contribution rates are based upon varying factors, the most important of which are an employee's date of hire, date of retirement, years of service and qualification for Medicare benefits. The balance of the cost is borne by the participants in the plan. Employees hired after January 1, 2001, are responsible for the full cost of their medical benefits during retirement.

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Prescription Drug Act) was enacted. The Prescription Drug Act introduced a prescription drug benefit under Medicare as well as a nontaxable federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to the Medicare prescription drug benefit (Medicare Part D). In May 2004, the FASB issued Staff Position No. 106-2, *"Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003"* (FSP No. 106-2), which addresses the accounting and disclosure requirements associated with the effects of the Prescription Drug Act.

The Company has concluded, based on information provided by its actuaries, that its retiree health care benefit plan providing prescription drug benefits is currently actuarially equivalent to Medicare Part D and has therefore elected to recognize the effects of the Prescription Drug Act on this plan by implementing the provisions of FSP 106-2 prospectively as of July 1, 2004. The Company has reduced its accumulated postretirement benefit obligation (APBO) by $53 million for the effect of the subsidy related to benefits attributed to prior service. This is reflected as an actuarial experience gain and will be amortized over future periods. In addition, the subsidy will reduce current period service costs and related interest costs on the APBO. The estimated total effect of the subsidy is expected to reduce annual retiree health care benefit expense by approximately $7 million.

Following the recognition of the effects of the Prescription Drug Act described above, the Company approved certain additional changes to the existing retiree health care benefit plan that increased certain benefits to employees and retirees. These changes were not the direct result of the Medicare legislation. The effects of these changes were accounted for as plan amendments to the Company's retiree health care benefit plan and resulted in an increase of $107 million to the APBO. This is expected to increase annual expense by about $16 million.

Non-U.S. Retirement Plans

Retirement coverage for non-U.S. employees of the Company is provided, to the extent deemed appropriate, through separate defined benefit and defined contribution plans. Retirement benefits are generally based on an employee's years of service and compensation. Funding requirements are determined on an individual country and plan basis and subject to local country practices and market circumstances. A substantial majority of the non-U.S. pension obligations and assets are associated with the defined benefit plan in Japan.

As of December 31, 2004 and 2003, in accordance with the election of employees, TI's non-U.S. defined contribution plans held shares of TI common stock totaling 0.9 million shares and 1.5 million shares valued at $21 million and $45 million. Dividends received on these shares for 2004 and 2003 totaled $105 thousand and $132 thousand.

Effect on the Statement of Operations and Balance Sheet

Net periodic benefit cost of the defined benefit and retiree health care benefit plans was as follows:

	U.S.						Non-U.S.		
	Defined Benefit			Retiree Health Care			Defined Benefit		
	2004	2003	2002	**2004**	2003	2002	**2004**	2003	2002
Service cost	**$ 27**	$ 28	$ 23	**$ 2**	$ 2	$ 2	**$ 52**	$ 50	$ 42
Interest cost	**43**	43	44	**22**	20	21	**45**	40	34
Expected return on plan assets	**(47)**	(40)	(43)	**(15)**	(19)	(21)	**(44)**	(35)	(32)
Amortization of prior service cost	**—**	—	1	**(4)**	(2)	(2)	**1**	1	1
Amortization of transition obligation	**—**	—	—	**—**	—	—	**1**	2	2
Recognized net actuarial loss	**21**	21	2	**10**	3	—	**21**	23	14
Total	**$ 44**	$ 52	$ 27	**$ 15**	$ 4	$ —	**$ 76**	$ 81	$ 61

For the U.S. plans, the expected return on plan assets component of net periodic benefit expense is based upon the market-related value of assets. The market-related value of assets utilizes a smoothing technique whereby certain gains and losses in excess of assumptions are phased into the value over a period of 3 years.

Settlement and curtailment (gains)/losses and special termination benefit costs were not significant for any of the periods presented.

The measurement date for the U.S. plans was December 31. The measurement date for the non-U.S. plans was September 30. Obligation and asset data for the defined benefit and retiree health care benefit plans were as follows:

	U.S.				Non-U.S. Defined Benefit	
	Defined Benefit		Retiree Health Care			
	2004	2003	2004	2003	2004	2003
Change in projected benefit obligation:						
Benefit obligation at beginning of year	**$ 742**	$ 699	**$ 383**	$ 335	**$1,483**	$1,240
Service cost	**27**	28	**2**	2	**55**	48
Interest cost	**43**	43	**22**	20	**50**	41
Participant contributions	**—**	—	**13**	12	**4**	3
Benefits paid	**(46)**	(48)	**(64)**	(52)	**(39)**	(37)
Plan amendments	**—**	—	**107**	(52)	**—**	—
Actuarial (gain)/loss	**31**	27	**(34)**	115	**110**	188
Settlements	**(11)**	(11)	**—**	—	**(30)**	—
Curtailments	**—**	1	**(1)**	—	**(24)**	—
Special termination benefits	**2**	3	**2**	3	**—**	—
Benefit obligation at end of year	**$ 788**	$ 742	**$ 430**	$ 383	**$1,609**	$1,483
Accumulated benefit obligation at end of year	**$ 704**	$ 642	**$ —**	$ —	**$1,391**	$1,223
Change in plan assets:						
Fair value of plan assets at beginning of year	**$ 652**	$ 446	**$ 222**	$ 225	**$ 690**	$ 592
Actual return on plan assets	**58**	126	**26**	46	**85**	1
Employer contribution	**127**	137	**95**	13	**116**	74
Participant contribution	**—**	—	**—**	—	**4**	3
Benefits paid	**(45)**	(46)	**(43)**	(39)	**(36)**	(33)
Settlements	**(7)**	(11)	**—**	—	**(29)**	—
Benefits payable	**—**	—	**23**	(23)	**—**	—
Actuarial losses	**—**	—	**—**	—	**18**	53
Fair value of plan assets at end of year	**$ 785**	$ 652	**$ 323**	$ 222	**$ 848**	$ 690
Funded status	**$ (3)**	$ (90)	**$(107)**	$(161)	**$ (761)**	$ (793)
Unrecognized net actuarial loss	**190**	194	**123**	202	**495**	526
Unrecognized prior service cost	**1**	2	**33**	(80)	**11**	11
Unrecognized transition obligation	**—**	—	**—**	—	**—**	1
Adjustments from Sept. 30 to Dec. 31	**—**	—	**—**	—	**(13)**	(31)
Accrued retirement costs at end of year	**$ 188**	$ 106	**$ 49**	$ (39)	**$ (268)**	$ (286)
Amounts recognized in the balance sheet consist of:						
Accrued retirement, current	**$ —**	$ —	**$ —**	$ —	**$ (9)**	$ (7)
Accrued retirement, noncurrent	**(17)**	(19)	**(3)**	(39)	**(569)**	(570)
Prepaid benefit cost	**202**	118	**52**	—	**23**	22
Intangible asset	**3**	4	**—**	—	**—**	1
Accumulated other comprehensive income	**—**	3	**—**	—	**287**	268
Total	**$ 188**	$ 106	**$ 49**	$ (39)	**$ (268)**	$ (286)

The preceding table presents aggregate information for all plans reported. The following presents the obligation and asset information for only those plans that have projected benefit obligations in excess of plan assets or plans that have accumulated benefit obligations in excess of plan assets.

	U.S. Defined Benefit		Non-U.S. Defined Benefit	
	2004	**2003**	**2004**	**2003**
Plans with projected benefit obligations greater than assets:				
Projected benefit obligations	**$22**	$742	**$1,609**	$1,483
Plan assets	**—**	652	**848**	690
Plans with accumulated benefit obligations greater than assets:				
Accumulated benefit obligations	**$17**	$ 19	**$1,194**	$1,057
Plan assets	**—**	—	**649**	512

Assumptions and Investment Policies

In order to select a discount rate for purposes of fiscal year-end disclosure, the Company looks first at high-quality bond indices in each country. The discount rate selected is based upon a combination of methodologies that include reviewing these indices, a yield curve analysis developed from the universe of available Aa (or higher-rated) bonds with which future plan cash flows could be settled according to rates along the yield curve, and a bond analysis in which a portfolio of available Aa (or higher-rated) bonds is modeled so that the bond cash flows settle the future plan cash flows. One or more of these methodologies is used to develop an appropriate rate. The result of the discount rate analysis is rounded to the nearest .25%.

The range of assumptions used for the non-U.S. defined benefit plans reflects the different economic environments within the various countries. The assumptions for the non-U.S plans were determined at September 30 and the assumptions for the U.S. plans were determined at December 31.

	Defined Benefit		Retiree Health Care	
	2004	**2003**	**2004**	**2003**
Weighted average assumptions used to determine benefit obligations:				
U.S. assumed discount rate	**5.75%**	6.00%	**5.50%**	6.00%
Non-U.S. assumed discount rate:				
High	**5.50%**	5.50%		
Low	**2.25%**	2.25%		
U.S. average long-term pay progression	**4.00%**	4.35%		
Non-U.S. average long-term pay progression:				
High	**4.50%**	4.50%		
Low	**3.00%**	3.00%		
Weighted average assumptions used to determine net periodic benefit cost:				
U.S. assumed discount rate	**5.98%**	6.29%	**5.94%**	6.29%
Non-U.S. assumed discount rate:				
High	**5.50%**	5.50%		
Low	**2.25%**	2.25%		
U.S. assumed long-term rate of return on plan assets	**8.00%**	8.00%	**7.56%**	7.55%
Non-U.S. assumed long-term rate of return on plan assets:				
High	**6.00%**	6.00%		
Low	**3.50%**	3.50%		
U.S. average long-term pay progression	**4.35%**	4.35%		
Non-U.S. average long-term pay progression:				
High	**4.50%**	4.50%		
Low	**3.00%**	3.00%		

The expected long-term rate of return on plan assets assumptions are based upon actual historical returns, future expectations for returns for each asset class and the effect of periodic target asset allocation rebalancing. The results are adjusted for the payment of reasonable expenses of the plan from plan assets. The historical long-term return on the plans' assets has exceeded the selected rates and management believes these assumptions are appropriate based upon the mix of the investments and the long-term nature of the plans' investments.

For 2005, management is reducing the rate of return assumption for both the U.S. defined benefit and retiree health care benefit plans to 7.0%, based upon revised expectations for returns for each asset class and reflecting a decision to move gradually over several years to an asset allocation policy for the U.S. defined benefit plan with less emphasis on equity investments. This allocation move is designed to better match the plan's assets with the liability structure as the plan matures.

The table below shows target allocation ranges for the plans that hold a substantial majority of the defined benefit assets. The asset allocations for the retiree health care benefit plan are intended to represent the long-term targeted mix rather than a current mix.

	U.S.		Non-U.S.
Asset Category	**Defined Benefit**	**Retiree Health Care**	**Defined Benefit**
Equity securities	50%–75%	75%	50%–90%
Fixed income securities and cash	25%–50%	25%	10%–50%

For the defined benefit plans, it is intended that the investments will be rebalanced when the allocation is not within the target range. Additional contributions are invested consistent with the target ranges and may be used to rebalance the portfolio. The investment allocations and individual investments are chosen with regard to the duration of the obligations of the plan. A small portion of the retiree health care benefit plan assets are invested in an account within the pension trust and are invested in a like manner as the other pension assets. The majority of the assets in the retiree health care benefit plan are invested in a series of Voluntary Employee Benefit Association (VEBA) trusts. For tax efficiency, the investments in the VEBAs are not rebalanced but additional contributions to the trusts may be used to rebalance the portfolio.

Weighted average asset allocations for U.S. plans at December 31 and non-U.S. plans at September 30 are as follows:

	U.S.				Non-U.S.
	Defined Benefit		**Retiree Health Care**		**Defined Benefit**
Asset Category	**2004**	**2003**	**2004**	**2003**	**2004**
Equity securities	**69%**	74%	**65%**	55%	**76%**
Fixed income securities and cash	**31%**	26%	**35%**	45%	**24%**

There are no significant restrictions on the amount or nature of the investments that may be acquired or held by the plans. In addition, none of the plan assets related to the defined benefit pension plans and retiree health care benefit plan are directly invested in TI common stock.

The Company made discretionary contributions to the U.S. defined benefit pension plan of $127 million and $137 million and to the retiree health care benefit plan of $95 million and $13 million in 2004 and 2003. The Company's objective is to, at a minimum, fully fund the accumulated benefit obligation of the U.S. defined benefit pension plan subject to tax deductibility limits. Contributions to each plan meet or exceed minimum funding requirements, if applicable. The Company expects to contribute approximately $300 million to its non-U.S. defined benefit pension plans in 2005.

The following table projects the benefits expected to be paid to participants from the plans in each of the following years. The majority of the payments will be paid from plan assets and not Company assets.

Expected Benefit Payments	**U.S. Defined Benefit**	**Retiree Health Care**	**Medicare Subsidy**	**Non-U.S. Defined Benefit**
2005	$ 78	$ 33	$ —	$ 37
2006	69	34	(4)	39
2007	70	36	(4)	42
2008	73	37	(5)	44
2009	73	39	(5)	48
2010-2014	335	201	(25)	284

Assumed health care cost trend rates for U.S. retiree health care plans at December 31:

	Retiree Health Care	
	2004	**2003**
Assumed health care trend rate for next year		
Attributed to less than age 65	**11.0%**	12.0%
Attributed to age 65 or greater	**12.0%**	13.0%
Ultimate trend rate	**5.0%**	5.0%
Year in which ultimate trend rate is reached		
Attributed to less than age 65	**2011**	2011
Attributed to age 65 or greater	**2012**	2012

Increasing or decreasing health care cost trend rates by one percentage point would have increased (decreased) the accumulated post retirement benefit obligation at December 31, 2004, by $18 million/$(19) million and the service cost and interest cost components of 2004 plan expense by $1 million/$(1) million.

Deferred Compensation Arrangements

The Company has a non-qualified deferred compensation plan, which allows certain highly-compensated employees the option to defer the receipt of a portion of their salary, bonus, profit sharing and non-qualified pension benefits. Employees who participate in the deferred compensation plan can select one of five distribution options offered by the plan. Payments are made after the employee terminates, based on their distribution election and plan balance. Participants can earn a return on their deferred compensation that is based on hypothetical investments in the same mutual funds and TI common stock offered in the Company's 401(k) plan. Changes in the market value of these participant investments are reflected as an adjustment to the deferred compensation liability of the Company with an offset to compensation expense.

As of December 31, 2004, the liability of the Company to the participants of the deferred compensation plan was $166 million and is recorded in noncurrent liabilities. This amount reflects the accumulated participant deferrals and earnings thereon as of that date. The Company makes no contributions to the deferred compensation plan and so remains contingently liable to the participants. However, to serve as an economic hedge of the financial impact of changes in market values of these hypothetical investments, the Company invests in similar mutual funds and has entered into a forward purchase contract. Changes in the fair value of these mutual fund investments are recognized as an offset to compensation expense. (See Note 5 for discussion of related investments.)

No shares of TI common stock are actually held for the account of participants. The Company has a forward purchase contract with a commercial bank to acquire 1,180,000 shares of the Company's common stock at a set fixed price at the end of the contract term or, at the Company's option, to settle in cash with the bank. The contract is intended to be an economic hedge to minimize the earnings impact from the effect of fluctuations in stock market prices on the portion of the Company's deferred compensation plan obligations that are denominated in TI stock. The forward contract is marked-to-market with any changes reflected in compensation expense. The contract is renewed on an annual basis.

In December 2004, as a result of certain provisions within the recently enacted Jobs Creation Act, the existing deferred compensation plan was closed to deferral elections for compensation earned after 2004.

15. Profit Sharing Plans

The Company sponsors various profit sharing plans, the largest of which is the TI employee profit sharing plan. Profit sharing benefits are generally formulaic and determined by one or more business or company-wide financial metrics. The Company recognized $243 million of profit sharing expense under the TI employee profit sharing plan in 2004 but no expenses under this plan were recognized in 2003 or 2002.

Certain profit sharing plans worldwide provide that, depending upon the individual plan, a portion of the profit sharing earned by employees may be contributed to a deferred plan. Several investment options are made available to employees for deferred amounts, including investing in TI common stock. The Board of Directors of the Company has authorized the issuance of 36.9 million shares of previously unissued TI common shares for deferred profit sharing and savings plans worldwide. None has been issued in the three years ended December 31, 2004. Instead, the trustees of these plans worldwide have purchased outstanding TI common shares from the open market to fund the requirements of these plans: 3.0 million shares in 2004, 12.3 million shares in 2003 and 12.6 million shares in 2002.

16. Restructuring Actions

Effective January 1, 2003, the Company adopted SFAS No. 146, *"Accounting for Costs Associated with Exit or Disposal Activities,"* which requires companies to record restructuring charges as they are incurred. (Prior periods are still covered by EITF 94-3.)

2003 Restructuring Programs

Sensors & Controls Restructuring Action: In the second quarter of 2003, the Company announced a plan to move certain production lines from Attleboro, Massachusetts, to other TI sites in order to be geographically closer to customers and their markets and to reduce manufacturing costs. This restructuring action is expected to affect about 915 jobs through voluntary retirement and involuntary termination programs through 2005, primarily in manufacturing operations at the Attleboro headquarters of the Sensors & Controls business. The total cost of this restructuring action is expected to be about $63 million.

During 2004 and 2003, the Company recorded net pretax charges of $13 million and $40 million, primarily for severance costs. As of December 31, 2004, a total of 627 employees have been terminated, primarily at the Attleboro and Japan locations. The remaining charges are expected to be completed by the end of 2006.

Semiconductor Restructuring Action: In the second quarter of 2003, the Company announced a restructuring action that is expected to affect about 900 jobs in Semiconductor manufacturing operations in the U.S. and international locations, as those operations continue to become more productive with fewer people. The total cost of this restructuring action is expected to be about $82 million.

During 2004 and 2003, the Company recorded net pretax charges of $4 million and $78 million, primarily for severance costs. As of December 31, 2004, a total of 875 employees have been terminated, primarily at locations in the U.S., Japan and Germany. The remaining charges are expected to be completed in 2005.

2002 and Prior Years Restructuring Programs

2002 Semiconductor Action: In late 2002, the Company announced a plan to involuntarily terminate about 500 employees, primarily in manufacturing operations, to align resources with market demand. The Company recorded net pretax charges of $17 million in severance and benefit costs. As of December 31, 2004, all employees have been terminated and a balance of $1 million of severance and benefit costs remains to be paid through 2005. Most of the employees terminated were in U.S. locations while the remaining employees were in some of the Company's international locations.

2001 Semiconductor Action: In 2001, the Company began an aggressive worldwide cost-reduction plan to limit the impact of reduced revenue on profitability. The elements of the cost-reduction plan, described below, were a voluntary retirement program, involuntary terminations and the consolidation of certain manufacturing operations including the closing of three Semiconductor facilities in Santa Cruz, California; Merrimack, New Hampshire; and Tustin, California. Employees affected by this plan, primarily in manufacturing operations, totaled 5724. Beginning in 2001, the Company recorded net pretax charges of $357 million for the elements of this plan as detailed below. As of December 31, 2004, all employees affected have been terminated and a balance of $17 million of severance and benefit costs remained to be paid under the Semiconductor international restructuring portion of the program through 2008.

As part of this plan, the Company announced a voluntary retirement program and a plan to involuntarily terminate employees at some of its U.S. locations. The number of employees affected was 329 in Massachusetts and 2038 in other U.S. locations, primarily in Texas. The Company recorded net pretax charges of $153 million in severance and benefit costs.

The Company also announced a plan to consolidate certain manufacturing operations resulting in the closing of the three Semiconductor facilities discussed above. The total number of employees affected by this plan was 1159 in the Company's locations in California and New Hampshire. The Company recorded net pretax charges of $88 million, of which $31 million was for severance and benefit costs, $46 million was for the acceleration of depreciation on the facilities' assets over the remaining service life of the sites, and $11 million was for various other payments. One of the facilities was sold in 2001, one of the facilities was sold in 2003, and the remaining facility was sold in the third quarter of 2004.

Additionally, the Company announced a voluntary retirement program and a plan to involuntarily terminate employees in some of its international locations. The number of employees affected was 471 in the Company's locations in Europe, 1075 in the Company's locations in Asia and 652 in the Company's locations in Japan. The Company recorded net pretax charges of $116 million of severance and benefit costs. As of December 31, 2004, all employees have been terminated and a balance of $17 million of severance and benefit costs remained to be paid. Payments are expected to continue through 2008, of which $7 million will be paid in 2005, $5 million in 2006, $3 million in 2007 and $2 million in 2008. The extended payment dates reflect the requirements of various foreign government regulations for benefits due to terminated employees.

Prior Actions: In years prior to 2001, actions were taken to terminate employees primarily in the Company's European locations. There were also restructuring reserves booked for the closing of a facility in Texas and for a warranty associated with the sale of the Company's software business unit. At the beginning of 2002, this reserve balance was $37 million. In 2002, the Texas facility was sold and the warranty period expired. As a result, the $8 million Texas facility reserve was reversed, the $20 million warranty reserve was reversed and $6 million of severance was paid. As of December 31, 2004, a balance of $1 million in severance and benefit costs remained to be paid. Payments are expected to be completed in 2005.

The following is a reconciliation of the above mentioned restructuring accruals:

Description*	Total	2003 S&C Restructuring Action	2003 SC Restructuring Action	2002 SC Action	2001 SC Action	Balance, Prior Actions
BALANCE DECEMBER 31, 2001	$ 119	—	—	$ —	$ 79	$ 40
CHARGES:						
Severance charges	22	—	—	17	5	—
Non-cash acceleration of depreciation	15	—	—	—	15	—
DISPOSITIONS:						
Severance payments	(65)	—	—	(8)	(49)	(8)
Sale of facility	(8)	—	—	—	—	(8)
Non-cash transfer to accumulated depreciation	(15)	—	—	—	(15)	—
Non-cash change in estimates	(23)	—	—	—	(3)	(20)
BALANCE DECEMBER 31, 2002	45	—	—	9	32	4
CHARGES:						
Severance charges	102	$ 37	$ 65	—	—	—
Non-cash acceleration of depreciation	8	3	5	—	—	—
Non-cash write-down of fixed assets	8	—	8	—	—	—
DISPOSITIONS:						
Severance payments	(89)	(22)	(50)	(8)	(8)	(1)
Non-cash transfer to accumulated depreciation	(8)	(3)	(5)	—	—	—
Non-cash write-down of fixed assets	(8)	—	(8)	—	—	—
BALANCE DECEMBER 31, 2003	58	15	15	1	24	3
CHARGES:						
Severance charges	**13**	**10**	**3**	**—**	**—**	**—**
Non-cash acceleration of depreciation	**4**	**3**	**1**	**—**	**—**	**—**
DISPOSITIONS:						
Severance payments	**(31)**	**(14)**	**(8)**	**—**	**(7)**	**(2)**
Non-cash transfer to accumulated depreciation	**(4)**	**(3)**	**(1)**	**—**	**—**	**—**
BALANCE DECEMBER 31, 2004	**$ 40**	**$ 11**	**$ 10**	**$ 1**	**$ 17**	**$ 1**
2002 charges classified to:						
Cost of revenue	$ 26	—	—	$ 11	$ 15	—
R&D	2	—	—	2	—	—
SG&A	9	—	—	4	5	—
Total	$ 37	—	—	$ 17	$ 20	—
2003 charges classified to:						
Cost of revenue	$ 102	$ 34	$ 68	—	—	—
R&D	1	—	1	—	—	—
SG&A	15	6	9	—	—	—
Total	$ 118	$ 40	$ 78	—	—	—
2004 charges classified to:						
Cost of revenue	**$ 16**	**$ 12**	**$ 4**	**—**	**—**	**—**
R&D	**—**	**—**	**—**	**—**	**—**	**—**
SG&A	**1**	**1**	**—**	**—**	**—**	**—**
Total	**$ 17**	**$ 13**	**$ 4**	**—**	**—**	**—**
Employees terminated as of December 31, 2004	7,714	627	875	488	5,724	—

Note: All charges/dispositions are cash items unless otherwise noted.

* Abbreviations

SC = Semiconductor

S&C = Sensors & Controls

17. Business Segment and Geographic Area Data

Texas Instruments makes, markets and sells high-technology components; more than 30,000 customers all over the world buy TI products. TI has three separate business segments: 1) Semiconductor; 2) Sensors & Controls; and 3) Educational & Productivity Solutions.

Semiconductor is by far the largest of these business segments. It accounted for over 85 percent of revenue in 2004, and over time it averages a higher growth rate than the other two business segments, although the semiconductor market is characterized by wide swings in growth rates from year to year. TI was the world's third-largest semiconductor company in 2004 in terms of revenue, according to Gartner, Inc., an industry analyst.

Semiconductor designs, manufactures and sells integrated circuits. Its core products include analog integrated circuits and digital signal processors, which are used in a broad range of electronic systems. These systems include cellular telephones, personal computers, servers, communications infrastructure equipment, motor controls, automotive equipment and digital imaging systems such as front projectors and high-definition digital televisions. Semiconductor products are sold to original-equipment manufacturers (OEMs), original-design manufacturers (ODMs), contract manufacturers and distributors. An OEM designs and sells products under its own brand that it manufacturers in-house or has contracted to other manufacturers. An ODM designs and manufacturers products for other companies to sell under their brands. Distributors sell TI products directly to a wide range of customers. The semiconductor market is intensely competitive and is subject to rapid technological change, pricing pressures, and the requirement of high rates of investment for research and development (R&D) and for the manufacturing factories and equipment needed to produce advanced semiconductors. TI faces significant competition in this segment.

Sensors & Controls sells sensors, electrical and electronic controls, and radio frequency identification (RFID) systems. TI's sensor products include pressure sensors and transducers for automotive systems (such as fuel injection and vehicle stability systems) and heating, ventilation and air conditioning equipment. TI's control products include motor protectors, circuit breakers, arc-fault circuit protectors and thermostats for aircraft, air conditioning, appliance, lighting and industrial applications. TI's RFID systems consist of a transponder, receiver and other components; applications include automotive security, logistics tracking, inventory control and wireless commerce at retail outlets. Typically the top supplier in targeted product areas, Sensors & Controls faces strong multinational and regional competitors. The primary competitive factors in this business are product reliability, manufacturing costs and engineering expertise. The products of the business are sold to OEMs and distributors. This business segment represented about 10 percent of revenue in 2004.

Educational & Productivity Solutions is a leading supplier of graphing handheld calculators. It also provides other calculators, advanced classroom tools and professional development. Technology expertise, price and an understanding of the education market are primary competitive factors in this business. TI's principal competitors in the business are U.S.- and Japan-based companies. This business sells primarily through retailers and to schools through instructional dealers. This business segment represented about 5 percent of revenue in 2004.

Operating profits of the three principal businesses exclude the effects of special charges and gains, which are included in corporate activities, and acquisition-related amortization. The results for Semiconductor include the effects of all royalty revenue from semiconductor-related license agreements. Business assets are the owned or allocated assets used by each business.

Included in corporate activities are general corporate expenses, elimination of intersegment transactions (which are generally intended to approximate market prices), royalty revenue from computer-related license agreements, special charges and gains, and acquisition-related amortization. Assets of corporate activities include unallocated cash, short-term investments, noncurrent investments and deferred income taxes.

Business Segment Information

	Semiconductor	Sensors & Controls	Educational & Productivity Solutions	Corporate Activities	Total
Trade Revenue					
2004	**$10,938**	**$1,124**	**$518**	**$ —**	**$12,580**
2003	8,345	1,004	485	—	9,834
2002	6,934	954	494	1	8,383
Intersegment Revenue					
2004	**3**	**3**	**—**	**(6)**	**—**
2003	15	5	—	(20)	—
2002	10	4	—	(14)	—
Total Net Revenue					
2004	**10,941**	**1,127**	**518**	**(6)**	**12,580**
2003	8,360	1,009	485	(20)	9,834
2002	6,944	958	494	(13)	8,383
Profit (Loss) from Operations					
2004	**2,050**	**281**	**176**	**(300)**	**2,207**
2003	969	251	157	(412)	965
2002	254	214	154	(334)	288
Assets					
2004	**6,459**	**413**	**91**	**9,336**	**16,299**
2003	6,197	372	97	8,844	15,510
2002	6,251	383	96	7,949	14,679
Property, Plant and Equipment Additions					
2004	**1,216**	**42**	**1**	**39**	**1,298**
2003	724	27	—	49	800
2002	718	26	1	57	802
Depreciation					
2004	**1,391**	**32**	**1**	**55**	**1,479**
2003	1,332	37	1	59	1,429
2002	1,470	39	1	64	1,574

The following geographic area data includes trade revenue, based on product shipment destination and royalty payor location, and property, plant and equipment based on physical location:

Geographic Area Information

	United States	Asia-Pacific	Europe	Japan	Rest of World	Total
Net Trade Revenue						
2004	**$2,042**	**$5,709**	**$2,265**	**$2,033**	**$531**	**$12,580**
2003	1,839	3,885	1,962	1,658	490	9,834
2002	1,941	2,935	1,649	1,429	429	8,383
Property, Plant and Equipment, net						
2004	**$2,577**	**$ 711**	**$ 272**	**$ 304**	**$ 54**	**$ 3,918**
2003	2,884	501	350	350	47	4,132
2002	3,442	406	450	446	50	4,794

Major Customer

In 2004, direct sales to Nokia were slightly less than 10 percent of TI revenue, although if indirect sales are included, Nokia accounted for more than 10 percent of revenue. In 2003 and 2002, Nokia accounted for 14 percent and 12 percent of revenue.

18. Income Taxes

In October 2004, the Jobs Creation Act was enacted. One of the provisions of this act provides a deduction for income from qualified domestic production activities ("qualified production income" or QPI). The deduction, which cannot exceed 50 percent of annual wages paid, is phased in as follows: 3 percent of QPI in 2005-2006, 6 percent in 2007-2009, and 9 percent in 2010 and thereafter. The Jobs Creation Act also provides for a two-year phase-out of the existing extra-territorial income exclusion (ETI) for foreign sales with a 20 percent phase-out in 2005, 40 percent in 2006 and 100 percent thereafter. The ETI benefit reduced the Company's effective tax rate in 2004 by about 3 percent. The effect of the new manufacturing deduction at a fully phased-in rate of 9 percent would have reduced the Company's tax rate by about 1 percent.

The Jobs Creation Act also creates a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85 percent dividends received deduction for certain dividends from controlled foreign corporations. The deduction is subject to a number of limitations and uncertainty remains as to how to interpret numerous provisions in the Jobs Creation Act.

Provision has previously been made for deferred taxes on undistributed earnings of non-U.S. subsidiaries to the extent that dividend payments from such companies are expected to result in additional tax liability. The remaining undistributed earnings (approximately $2034 million at December 31, 2004) have been indefinitely reinvested; therefore, no provision has been made for taxes due upon remittance of these earnings. Determination of the amount of unrecognized deferred tax liability on these unremitted earnings is not practicable.

As of December 31, 2004, the Company was not in a position to decide on whether, and to what extent, foreign earnings that have not yet been remitted to the U.S. may be repatriated. Based on analysis to date, however, it is reasonably possible that the Company may repatriate some amount up to $1.6 billion, with the respective tax liability ranging up to $0.2 billion. The Company's analysis was based on the statute as currently enacted. Technical corrections, clarifications and regulations related to the statute could impact the Company's estimate of the tax liability associated with the repatriation.

Income (Loss) before Provision (Benefit) for Income Taxes

	U.S.	Non-U.S.	Total
2004	**$1,469**	**$952**	**$2,421**
2003	585	665	1,250
2002	(618)	272	(346)

Provision (Benefit) for Income Taxes

	U.S. Federal	Non-U.S.	U.S. State	Total
2004				
Current	**$ 227**	**$258**	**$ 7**	**$492**
Deferred	**120**	**(50)**	**(2)**	**68**
Total	**$ 347**	**$208**	**$ 5**	**$560**
2003				
Current	$(260)	$233	$ 4	$ (23)
Deferred	82	7	(14)	75
Total	$(178)	$240	$(10)	$ 52
2002				
Current	$(165)	$156	$ (6)	$ (15)
Deferred	(22)	38	(3)	13
Total	$(187)	$194	$ (9)	$ (2)

Principal reconciling items from income tax computed at the statutory federal rate follow:

	For Years Ended December 31,		
	2004	**2003**	**2002**
Computed tax at statutory rate	**$ 847**	$ 438	$(121)
Non-deductible acquisition-related costs	**2**	19	18
Effect of non-U.S. rates	**(147)**	(62)	(7)
Research and experimentation tax credits	**(59)**	(55)	(63)
Effect of U.S. state income taxes	**4**	4	(6)
Valuation allowance for Micron investment	**—**	(223)	223
U.S. tax benefits on foreign sales (ETI for 2004 and 2003)	**(79)**	(39)	(8)
Other	**(8)**	(30)	(38)
Total provision (benefit) for income taxes	**$ 560**	$ 52	$ (2)

The primary components of deferred income tax assets and liabilities at December 31 were as follows:

	December 31,	
	2004	**2003**
Deferred income tax assets:		
Accrued retirement costs (defined benefit and retiree health care)	**$ 152**	$ 197
Inventories and related reserves	**329**	295
Accrued expenses	**328**	203
Deferred loss and tax credits	**443**	542
Investments	**56**	128
Other	**66**	91
	1,374	1,456
Less valuation allowance	**(52)**	(65)
	1,322	1,391
Deferred income tax liabilities:		
Property, plant and equipment	**(325)**	(298)
Intangibles	**(21)**	(33)
International earnings	**(12)**	(39)
Other	**(1)**	(5)
	(359)	(375)
Net deferred income tax asset	**$ 963**	$1,016

As of December 31, 2004 and 2003, the net deferred income tax asset of $963 million and $1016 million was presented in the balance sheet, based on tax jurisdiction, as deferred income tax assets of $1003 million and $1075 million and deferred income tax liabilities of $40 million and $59 million. The Company makes an ongoing assessment regarding the realization of U.S. and non-U.S. deferred tax assets. While these assets are not assured of realization, the Company's assessment is that a valuation allowance is not required for the remaining balance of the deferred tax assets. This assessment is based on the Company's evaluation of relevant criteria including the existence of (i) deferred tax liabilities that can be used to absorb deferred tax assets, (ii) taxable income in prior carryback years, and (iii) future taxable income. As a result of the sale of Micron stock in 2003, $223 million of the valuation allowance recorded in 2002 was reversed in 2003.

The Company has aggregate U.S. and non-U.S. tax loss carryforwards of approximately $91 million that expire through the year 2018.

Income taxes paid net of (refunds) were $261 million, $243 million and $(42) million for 2004, 2003 and 2002.

19. Commitments and Contingencies

Italian Grants: Italian government auditors have substantially completed a review, conducted in the ordinary course, of approximately $250 million of grants from the Italian government to TI's former memory operations in Italy for 13 separate projects. The auditors have raised a number of issues relating to compliance with grant requirements and the eligibility of specific expenses for the grants. As of December 31, 2004, the auditors have issued audit reports on 12 of the 13 projects. The Ministry of Industry is responsible for reviewing the auditors' findings. Depending on the Ministry's decision, the review may result in a demand from the Italian government that TI repay a portion of the grants. TI believes that the grants were obtained and used in compliance with applicable law and contractual obligations. In the third quarter of 2004, agreement was reached on the partial settlement of matters relating to one of the more significant grants. As of December 31, 2004, the Ministry has published final decrees on 10 of the projects representing approximately $135 million of grants. TI does not expect the outcome to have a material adverse impact on the Company's financial condition, results of operations or liquidity.

Venture Capital Contingencies: The Company has investments in certain venture capital funds. TI has committed to provide additional capital to those funds. As appropriate investments are entered into, the venture capital general partners may draw upon those committed funds from TI. As of December 31, 2004, TI may be required to provide an additional $35 million when the committed funds are called by the venture capital funds' general partners.

Leases: The Company conducts certain operations in leased facilities and also leases a portion of its data processing and other equipment. The lease agreements frequently include purchase and renewal provisions and require the Company to pay taxes, insurance and maintenance costs. Rental and lease expense was $127 million in 2004, $136 million in 2003 and $135 million in 2002.

In mid-2004, the Company entered into a long-term supply agreement to purchase industrial gases. This agreement is accounted for as an operating lease.

In December 2004, the Company completed a sale-leaseback of its facilities in Attleboro, Massachusetts. The terms include a 20-year lease agreement that will become effective in the fourth quarter of 2005 upon the completion of a new facility at the site for consolidation of the operations remaining there. The Company expects to account for this as a capital lease.

Software Licenses: The Company has licenses for certain electronic design automation (EDA) software that are accounted for in accordance with Statement of Position 98-1. The related liabilities are apportioned between current liabilities (accounts payable) and long-term liabilities (other liabilities) on the balance sheet.

Amortization expense for the capitalized software licenses was $102 million in 2004, $108 million in 2003 and $104 million in 2002.

Purchase Commitments: The Company has certain purchase commitments that are for normal usage, some of which contain provisions for minimum payments. These purchase commitments include two utility contracts of $70 million total with a contract price lower than market price. Also included are the maximum authorized expenditures for construction of a new wafer fab.

Summary: At December 31, 2004, the Company was committed under noncancelable leases, capitalized software licenses and purchase commitments with minimum payments in succeeding years as follows:

	Operating Leases	Capitalized Software Licenses	Purchase Commitments
2005	$ 91	$73	$370
2006	58	57	96
2007	44	20	28
2008	36	4	28
2009	29	2	28
Thereafter	186	—	23

Letters of Credit: At December 31, 2004, the Company had $176 million of unused documentary letters of credit to enable manufacturers of certain products for the E&PS segment to receive payment upon shipment to the Company.

Indemnification Guarantees: The Company routinely sells products with a limited intellectual property indemnification included in the terms of sale. Historically, the Company has had only minimal and infrequent losses associated with these indemnities. Consequently, any future liabilities brought about by the intellectual property indemnities cannot reasonably be estimated or accrued for.

Warranty Costs/Product Liabilities: The Company accrues for known product-related claims if a loss is probable and can be reasonably estimated. During the periods presented, there have been no material accruals or payments regarding product warranty or product liability, and historically the Company has experienced a low rate of payments on product claims. Consistent with general industry practice, the Company enters formal contracts with certain customers in which the parties define warranty remedies. Typically, the Company's warranty for semiconductor products covers three years, an obligation to repair, replace or refund, and a maximum payment obligation tied to the price paid for the Company's products. In some cases, product claims may be disproportionate to the price of the Company's products.

General: The Company is subject to various legal and administrative proceedings. Although it is not possible to predict the outcome of these matters, the Company believes that the results of these proceedings will not have a material adverse effect upon its financial condition, results of operations or liquidity.

Report of Independent Registered Public Accounting Firm

The Board of Directors
Texas Instruments Incorporated

We have audited the accompanying consolidated balance sheets of Texas Instruments Incorporated and subsidiaries (the Company) as of December 31, 2004 and 2003, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Texas Instruments Incorporated and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 17, 2005 expressed an unqualified opinion thereon.

Dallas, Texas
February 17, 2005

Ernst & Young LLP

Report of Management on Internal Control over Financial Reporting

The management of TI is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. TI's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the reliability of financial reporting and the preparation and fair presentation of financial statements issued for external purposes in accordance with generally accepted accounting principles.

All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Therefore even those systems determined to be effective can only provide reasonable assurance with respect to financial reporting reliability and financial statement preparation and presentation.

TI management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2004. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in Internal Control—Integrated Framework. Based on our assessment we believe that, as of December 31, 2004, the Company's internal control over financial reporting is effective based on the COSO criteria.

TI's independent registered public accounting firm, Ernst & Young LLP, has issued an audit report on our assessment of the Company's internal control over financial reporting which immediately follows this report.

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

The Board of Directors
Texas Instruments Incorporated

We have audited management's assessment, included in the accompanying Report of Management on Internal Control over Financial Reporting, that Texas Instruments Incorporated and subsidiaries maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Texas Instruments Incorporated's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the olicies or procedures may deteriorate.

n our opinion, management's assessment that Texas Instruments Incorporated maintained effective internal control ver financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO riteria. Also, in our opinion, Texas Instruments Incorporated maintained, in all material respects, effective internal ontrol over financial reporting as of December 31, 2004, based on the COSO criteria.

Ve also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United tates), the consolidated balance sheets of Texas Instruments Incorporated and subsidiaries as of December 31, 004 and 2003, and the related consolidated statements of operations, comprehensive income (loss), stockholders' quity, and cash flows for each of the three years in the period ended December 31, 2004 of Texas Instruments ncorporated and our report dated February 17, 2005 expressed an unqualified opinion thereon.

Ernst & Young LLP

allas, Texas
ebruary 17, 2005

Summary of Selected Financial Data

(Millions of dollars, except share and per-share amounts)

Years Ended December 31,	2004	2003	2002	2001	2000
Net revenue	**$ 12,580**	$ 9,834	$ 8,383	$ 8,201	$ 11,875
Operating costs and expenses	**10,373**	8,869	8,095	8,783	9,536
Profit (loss) from operations	**2,207**	965	288	(582)	2,339
Other income (expense) net	**235**	324	(577)	217	2,314
Interest on loans	**21**	39	57	61	75
Income (loss) before provision for income taxes	**2,421**	1,250	(346)	(426)	4,578
Provision (benefit) for income taxes	**560**	52	(2)	(225)	1,491
Net income (loss)	**$ 1,861**	$ 1,198	$ (344)	$ (201)	$ 3,087
Basic earnings (loss) per common share	**$ 1.08**	$ .69	$ (.20)	$ (.12)	$ 1.80
Diluted earnings (loss) per common share	**$ 1.05**	$ .68	$ (.20)	$ (.12)	$ 1.73
Dividends declared per common share	**$ .089**	$ .085	$ .085	$ .085	$ .085
Average common and dilutive potential common shares outstanding during year, in thousands*	**1,768,073**	1,766,400	1,733,343	1,734,506	1,791,630

* For the years ended December 31, 2002 and 2001, dilutive potential common shares outstanding have been excluded due to the net loss for the period.

December 31,	2004	2003	2002	2001	2000
Working capital	**$ 8,265**	$ 5,509	$ 4,192	$ 4,195	$ 5,302
Property, plant and equipment (net)	**3,918**	4,132	4,794	5,589	5,447
Total assets	**16,299**	15,510	14,679	15,779	17,720
Long-term debt	**368**	395	833	1,211	1,216
Stockholders' equity	**13,063**	11,864	10,734	11,879	12,588
Employees	**35,472**	34,154	34,589	34,724	42,481
Stockholders of record	**27,496**	28,058	26,884	29,985	30,043

See Notes to Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following should be read in conjunction with the financial statements and the related notes that appear elsewhere in this document. All dollar amounts in the tables in this discussion are stated in millions of U.S. dollars, except per-share amounts, unless otherwise indicated.

Overview

Texas Instruments makes, markets and sells high-technology components; more than 30,000 customers all over the world buy our products. We have three separate business segments: 1) Semiconductor; 2) Sensors & Controls; and 3) Educational & Productivity Solutions. Semiconductor is by far the largest of these business segments. It accounted for over 85 percent of our revenue in 2004, and historically it averages a higher growth rate than the other two business segments, although the semiconductor market is characterized by wide swings in growth rates from year to year. We were the world's third-largest semiconductor company in 2004 in terms of revenue, according to Gartner, Inc., an industry analyst.

In our Semiconductor segment, we focus primarily on technologies that make it possible for a variety of consumer and industrial electronic equipment to process both analog and digital signals in real time. These technologies are known as analog semiconductors and digital signal processors, or DSPs, and together they account for about three-fourths of our Semiconductor revenue. Almost all of today's digital electronic equipment requires some form of analog or digital signal processing.

Analog semiconductors process "real world" inputs, such as sound, temperature, pressure and visual images, conditioning them, amplifying them and converting them into digital signals. They also assist in the management of power distribution and consumption, aspects critical to today's portable electronic devices. Generally, analog products require less capital-intensive factories to manufacture than digital products.

Our analog semiconductors consist of custom products and standard products. Custom products are designed for specific applications for specific customers. Standard products include application-specific standard products (designed for a specific application and usable by multiple customers) and high-performance standard catalog products (usable in multiple applications by multiple customers). These standard products are characterized by differentiated features and specifications, as well as relatively high margins. Many standard analog products tend to have long life spans. Both custom and standard products are proprietary and difficult for competitors to imitate. Analog products also include commodity products, which are sold in high volume and into a broad range of applications, and generally are differentiated by price and availability. We are one of the world's largest suppliers of analog semiconductors.

DSPs use complex algorithms and compression techniques to alter and improve a data stream. These products are ideal for applications that require precise, real-time processing of real-world analog signals that have been converted into digital form. Their power efficiency is important for battery-powered devices.

Our DSPs include both custom and standard products. Custom products are designed for specific applications (such as wireless cell phones, very fast modems that connect users to the Internet via cable or phone lines, or consumer electronics such as digital music players and digital cameras). Standard products are sold into a broad range of applications, and like custom products, are difficult for competitors to imitate. We are the world's largest supplier of DSPs.

In addition to analog semiconductors and DSPs, Digital Light Processing™ (DLP™) products have become strong contributors to our Semiconductor segment. DLP products are micro-electromechanical systems that use optical semiconductors to digitally manipulate light. In 2004, DLP products accounted for more than 5 percent of TI's revenue.

We own and operate semiconductor manufacturing sites in the Americas, Japan, Europe and Asia. During 2004, we broke ground on a new semiconductor manufacturing complex in Texas. We plan to construct the building and infrastructure ahead of market demand, followed by stages of equipment installation as demand increases. When completed, the new facility will build some of the world's most advanced semiconductor devices on 300-millimeter wafers.

Our facilities require substantial investment to construct and are largely fixed-cost assets once in operation. Because we own most of our manufacturing capacity, a significant portion of our operating costs are fixed. In general, these costs do not decline with reductions in customer demand or our utilization of our manufacturing capacity, and can adversely affect profit margins as a result. Conversely, as product demand rises and factory utilization increases, the fixed costs are spread over increased output, which should improve profit margins.

As part of our manufacturing strategy, we outsource a portion of our product manufacturing to outside suppliers (foundries and assembly/test subcontractors), which reduces the amount of capital expenditures and subsequent depreciation required to meet customer demands, as well as fluctuations in profit margins. Outside foundries provided about 20 percent of our total capacity needs in 2004.

The semiconductor market is characterized by constant and typically incremental innovation in product design and manufacturing technologies. We make significant investments in research and development (R&D). Products resulting from our R&D investments in 2004 did not contribute materially to revenue in the year, but should benefit us in future years. In general, new semiconductor products are shipped in limited quantities initially, and will then ramp into high volumes over time. Prices and manufacturing costs tend to decline over time as products and technologies mature.

In our Sensors & Controls segment, products include sensors, electrical and electronic controls, and radio frequency identification (RFID) systems. Our primary markets are automotive and industrial. Other targeted markets include heating, ventilation, air conditioning, refrigeration and industrial control systems. This business segment represented about 10 percent of our revenue in 2004.

Our Educational & Productivity Solutions (E&PS) segment is a leading supplier of graphing handheld calculators. It also provides our customers with business and scientific calculators and a wide range of advanced classroom tools and professional development that enables students and teachers to interactively explore math and science. Our products are marketed primarily through retailers and to schools through instructional dealers. This business segment represented about 5 percent of our revenue in 2004.

As discussed more fully below, one factor affecting our financial results in 2004 was the accrual for the TI employee profit sharing plan. For 2004, the accrual was determined by a formula that considers both revenue growth rate and operating margin. For the years 2001 through 2003, our profit sharing formula did not result in any profit sharing.

We expect profit sharing accruals in 2005 to decline. In 2005, payment for the TI employee profit sharing plan will be determined based on a different formula than was used in 2004. The 2005 plan provides for profit sharing to be paid based solely upon our operating margin for the full calendar year. This new formula more closely aligns with industry practices and is expected to result in more consistent profit sharing accruals. We will continue to accrue profit sharing based on how we expect the Company to perform for the year in total. The accrual in a given quarter is based on our expectations at that time as to annual performance. Under the new plan, a minimum threshold of 10 percent operating margin must be achieved before any profit sharing is paid. Profit sharing at 10 percent operating margin will be 2 percent of eligible payroll. The maximum amount of profit sharing available under the plan is 20 percent of eligible payroll, and would only be paid when our operating margin meets or exceeds 35 percent for a full calendar year. By way of example, if the new formula were the basis for the 2004 accrual, we would have accrued about $100 million in profit sharing in 2004 compared with the $243 million that was actually accrued.

Results of Operations

Statement of Operations Selected Items

	For Years Ended December 31,		
	2004	**2003**	**2002**
Revenues by segment:			
Semiconductor	**$10,941**	$8,360	$6,944
Sensors & Controls	**1,127**	1,009	958
E&PS	**518**	485	494
Intercompany elimination and other	**(6)**	(20)	(13)
Net revenue	**$12,580**	$9,834	$8,383
Cost of revenue	**6,954**	5,872	5,313
Gross profit	**5,626**	3,962	3,070
Gross profit % of revenue	**44.7%**	40.3%	36.6%
Research and development (R&D)	**1,978**	1,748	1,619
R&D % of revenue	**15.7%**	17.8%	19.3%
Selling, general and administrative (SG&A)	**1,441**	1,249	1,163
SG&A % of revenue	**11.5%**	12.7%	13.9%
Profit from operations	**2,207**	965	288
Operating profit % of revenue	**17.5%**	9.8%	3.4%
Other income (expense) net	**235**	324	(577)
Interest on loans	**21**	39	57
Income (loss) before income taxes	**2,421**	1,250	(346)
Provision (benefit) for income taxes	**560**	52	(2)
Net income (loss)	**$ 1,861**	$1,198	$ (344)
Diluted earnings (loss) per common share	**$ 1.05**	$ .68	$ (.20)

2004 Results Compared with 2003

We delivered excellent growth and improved profitability in 2004 despite a second half that was dampened by inventory adjustments. In the third and fourth quarters of 2004, distributors and other customers adjusted their semiconductor inventories. In response, we took action beginning in the third quarter to sharply reduce factory loadings, which has resulted in exiting the year with $100 million lower inventory levels than in the third quarter.

For the year, our revenue was $12,580 million, up $2746 million or 28 percent due to broad-based growth in the Semiconductor segment.

In the Sensors & Controls segment, revenue for 2004 increased 12 percent from 2003 due to higher broad-based demand. In the E&PS segment, revenue for 2004 increased 7 percent from 2003 on the strength of higher shipments for new graphing calculator products.

Diluted earnings per share (EPS) for the year were $1.05 compared with $0.68 in 2003.

A separate discussion of operating results by segment is presented below.

Details of Financial Results

Gross profit of $5626 million, or 44.7 percent of revenue, increased 42 percent from 2003 primarily due to higher revenue.

R&D expense of $1978 million, or 15.7 percent of revenue, increased 13 percent primarily due to increased product development in Semiconductor, especially for wireless.

Selling, general and administrative (SG&A) expense of $1441 million, or 11.5 percent of revenue, increased 15 percent due to increased levels of marketing, especially for Semiconductor products and, to a lesser degree, higher profit sharing accruals.

For the year, operating profit of $2207 million, or 17.5 percent of revenue, increased 129 percent due to higher gross profit.

In 2004, $243 million was accrued for the TI employee profit sharing plan, including $90 million in cost of revenue, $81 million in SG&A and $72 million in R&D. No profit sharing was accrued in 2003.

Other income (expense) net (OI&E) of $235 million decreased by $89 million due to lower investment gains that were partially offset, in descending order, by the partial settlement of matters related to grants from the Italian government regarding our former memory business operations, higher interest income generated from higher cash balances and higher interest rates, and the resolution of an open sales-tax item associated with our divested defense electronics business. In 2003, OI&E included pre-tax investment gains of $203 million from the sale of our remaining 57 million shares of Micron Technologies, Inc. (Micron) common stock.

For the year, interest expense of $21 million decreased $18 million due to our lower debt level, which primarily resulted from our redemption of $400 million of notes that matured in the third quarter of 2004.

For the year, net income was $1861 million, or $1.05 per share, as compared with $1198 million, or $0.68 per share for 2003.

The effective annual tax rate for 2004 of 23 percent differs from the 35 percent corporate statutory rate due to the effect of non-U.S. tax rates and, to a lesser extent, various tax benefits such as for export sales and research activities. The rate reflects the reinstatement of the federal research tax credit that was signed into law on October 4, 2004. The rate does not reflect the impact of any potential repatriation of cash under the American Jobs Creation Act of 2004 (the Jobs Creation Act). (See Note 18 to financial statements for the current status of our assessment of the impact of this new tax law.)

The effective annual tax rate in 2003 was 4 percent compared with 23 percent in 2004. This difference was primarily due to the reversal in 2003 of the $223 million valuation allowance on deferred tax assets generated in 2002 by the write-down of the investment in Micron stock. The tax rate impact of higher profit was mostly offset by increases in tax benefits and credits.

We have not recorded a deferred U.S. tax liability in connection with the Jobs Creation Act. This is because our annual financial statements are presented based upon the tax laws in effect as of December 31, 2004, and at that time, it was our intention to continue to indefinitely reinvest a portion of our undistributed earnings of non-U.S. subsidiaries.

For the year, our orders of $12,447 million increased 20 percent due to Semiconductor. Semiconductor orders of $10,788 million increased 22 percent, reflecting broad-based demand.

Semiconductor

Statement of Operations—Semiconductor Segment

	For Years Ended December 31,	
	2004	**2003**
Net revenue	**$10,941**	$8,360
Cost of revenue	**5,974**	4,888
Gross profit	**4,967**	3,472
Gross profit % of revenue	**45%**	42%
Profit from operations	**2,050**	969
Operating profit % of revenue	**19%**	12%

Semiconductor revenue of $10,941 million increased 31 percent from 2003, due to increased shipments resulting from broad-based demand, led by 40 percent growth in wireless revenue, 40 percent growth in high-performance analog revenue and 79 percent growth in DLP product revenue. Revenue from analog products and DSPs represents 75 percent of total Semiconductor revenue for both 2004 and 2003. From an end-equipment perspective, higher shipments into the wireless market provided the most significant source of growth, as wireless revenue increased more than $1 billion to a record $3.8 billion for the year. Almost $500 million of the wireless revenue growth came from the emerging market for third-generation (3G) cell phones. Higher DLP shipments reflect the significant share gains in both of its primary markets—front projectors and high-definition televisions.

Semiconductor gross profit of $4967 million, or 45.4 percent of revenue, increased $1495 million primarily due to higher revenue.

For the year, operating profit was $2050 million, or 18.7 percent of revenue, up $1081 million due to higher gross profit.

Analog revenue increased 28 percent from 2003 primarily due to higher shipments as a result of growth in demand for high-performance analog products and wireless products. High-performance analog revenue for the year grew 40 percent due to broad-based demand. In 2004, about 40 percent of total Semiconductor revenue came from analog.

DSP revenue increased 35 percent from 2003 primarily due to strong demand for wireless products, and, to a lesser extent, catalog and broadband products. The emerging market for 3G handsets was a major contributor to the growth in demand for DSP products for wireless. In 2004, about 35 percent of total Semiconductor revenue came from DSP.

Our remaining Semiconductor revenue increased 30 percent primarily due to demand for DLP products. Revenue from DLP products increased 79 percent for the year. In 2004, DLP products were more than 5 percent of Semiconductor revenue, while reduced instruction set computing (RISC) microprocessors (designed to provide very fast computing, typically for a specialized application such as servers), standard logic, microcontrollers and royalties were under 5 percent each.

Results for our Semiconductor products sold into key end equipments were as follows:

- Wireless revenue grew 40 percent primarily due to more than 40 percent growth in 2.5G products and almost 300 percent growth in 3G products. Growth in revenue was due to higher shipments reflecting increased demand from manufacturers of cell phones, primarily for advanced processors for both the modem function and applications processing. We have continued our leadership in the 3G market referred to as the universal mobile telecommunications system (UMTS). UMTS is widely expected to be the prevalent global standard for 3G cell phones. We believe a strong majority of 3G cell phones using the UMTS standard are based on our DSPs and OMAP™ application processors. (OMAP processors are high-performance processors that enable multimedia applications in cell phones and other electronic devices.) In 2004, about 35 percent of total Semiconductor revenue came from the wireless market.

- Broadband communications revenue, which includes DSL and cable modems, Voice over Internet Protocol (VoIP) and wireless LAN (WLAN), grew 46 percent due to higher shipments from increased demand in all product areas. In 2004, about 5 percent of total Semiconductor revenue came from the broadband communications market.

In total, we estimate that our Semiconductor revenue came from the following broad markets: communications (including wireless and broadband communications) was about 50 percent of Semiconductor revenue in 2004; computing (including computers and peripherals) was about 30 percent; digital consumer was about 10 percent; automotive was about 5 percent; and industrial and other was about 5 percent.

Semiconductor orders for 2004 increased 22 percent to $10,788 million due to broad-based demand.

Sensors & Controls

Statement of Operations—Sensors & Controls Segment

	For Years Ended December 31,	
	2004	**2003**
Net revenue	**$1,127**	$1,009
Cost of revenue	**704**	636
Gross profit	**423**	373
Gross profit % of revenue	**38%**	37%
Profit from operations	**281**	251
Operating profit % of revenue	**25%**	25%

Sensors & Controls revenue for 2004 was a record $1127 million, up 12 percent due to higher shipments resulting from broad-based demand.

For the year, gross profit was $423 million, or 37.5 percent of revenue, an increase of $50 million due to higher revenue.

Operating profit was a record $281 million, or 24.9 percent of revenue, an increase of $30 million due to higher gross profit.

Educational & Productivity Solutions (E&PS)

Statement of Operations—E&PS Segment

	For Years Ended December 31,	
	2004	**2003**
Net revenue	**$518**	$485
Cost of revenue	**226**	218
Gross profit	**292**	267
Gross profit % of revenue	**56%**	55%
Profit from operations	**176**	157
Operating profit % of revenue	**34%**	32%

E&PS revenue for 2004 was a record $518 million, up 7 percent primarily due to increased shipments resulting from higher demand for new graphing calculator products.

For the year, gross profit of $292 million, or 56.4 percent of revenue, increased $25 million primarily due to higher revenue.

Operating profit was a record $176 million, or 34.0 percent of revenue, an increase of $19 million due to higher gross profit.

2003 Compared with 2002

In 2003, our revenue was $9834 million, up 17 percent from 2002 due to growth in Semiconductor that was led by demand for DSPs across the wireless, digital consumer and broadband markets. Revenue increased throughout the year, accelerating in the second half particularly in Semiconductor as demand increased for a broad range of DSP and analog products.

In 2003, Semiconductor revenue increased 20 percent from 2002, primarily due to strong demand for DSP products and TI market-share gains in both DSP and analog. From an end-equipment perspective, higher shipments into the wireless market provided the most significant source of growth as wireless revenue increased 32 percent for the year. In Sensors & Controls, revenue for 2003 increased 5 percent from 2002 due to higher demand for sensor products in the automotive market. In E&PS, revenue for 2003 decreased 2 percent from 2002 as customers reduced their inventories.

Cost of revenue for 2003 was $5872 million or 59.7 percent of revenue, compared with $5313 million or 63.4 percent of revenue in 2002. Cost of revenue as a percent of revenue decreased due to greater utilization of our fixed-cost manufacturing assets in our Semiconductor operations.

Gross profit was $3962 million, or 40.3 percent of revenue, an increase of 29 percent from 2002 due to the impact of higher revenue and, to a lesser extent, greater utilization of our fixed-cost manufacturing assets in our Semiconductor operations, partially offset by increased restructuring charges of $77 million relating to manufacturing efficiencies in the Semiconductor business and moving certain production lines in the Sensors & Controls business from Attleboro, Massachusetts, to other sites located closer to our customers. The restructuring charges were primarily for severance and benefit costs.

R&D expense of $1748 million increased 8 percent from 2002 due to increased product development in Semiconductor, primarily for wireless.

SG&A expense of $1249 million increased 7 percent from 2002 primarily due to higher Semiconductor marketing expense.

In 2003, operating profit of $965 million, or 9.8 percent of revenue, increased 235 percent from 2002 due to higher gross profit.

Other income (expense) net (OI&E) of $324 million increased by $901 million from 2002. Of the increase, $841 million was related to our investment in Micron stock, which we received in connection with the sale of our memory business unit to Micron in 1998. In the fourth quarter of 2002, we recorded a $638 million impairment write-down of our holdings of Micron stock. As previously noted, we sold a portion of our Micron stock in the third quarter of 2003 for a pre-tax gain of $106 million, and we sold our remaining shares in the fourth quarter of 2003 for a pre-tax gain of $97 million.

For the year, interest expense was $39 million, down from $57 million in 2002 due to our lower debt level.

Our effective tax rate in 2003 of 4 percent differed from the 35 percent corporate statutory rate due to (in decreasing order) the reversal of the $223 million valuation allowance associated with the deferred tax asset generated by the write-down of the Micron stock in the fourth quarter of 2002, the effect of non-U.S. tax rates, and various tax benefits such as those for research activities and export sales. Exclusive of the impact of the Micron valuation allowance, the tax rate was 22 percent. We had an income tax benefit of $2 million in 2002. This benefit was driven by (in decreasing order) our net operating loss in 2002, plus various tax benefits such as for research activities and export sales generated in that year, offset by the recording of the valuation allowance of $223 million associated with the write-down of the Micron stock. Income tax rates are not meaningful in years in which we have a tax benefit.

In 2003, net income was $1198 million, or $0.68 cents per share, an increase of $1542 million from 2002. Within the increase, $993 million was due to the impact of the Micron stock-related actions including the associated tax impact, and $440 million was due to higher operating profit.

Orders of $10,344 million increased 23 percent from 2002, and Semiconductor orders of $8854 million increased 27 percent, reflecting broad-based demand for DSP and analog products.

Earnings per share for the year were $0.68, including a $0.20 per share contribution from the sale of Micron stock.

Semiconductor

Statement of Operations—Semiconductor Segment

	For Years Ended December 31,	
	2003	**2002**
Net revenue	**$8,360**	$6,944
Cost of revenue	**4,888**	4,385
Gross profit	**3,472**	2,559
Gross profit % of revenue	**42%**	37%
Profit from operations	**969**	254
Operating profit % of revenue	**12%**	4%

For 2003, Semiconductor revenue was $8360 million, up 20 percent from 2002 primarily due to increased shipments. The increased shipments were the result of stronger demand for a broad range of our DSP products and, to a lesser extent, market share gains in both DSP and analog markets. The semiconductor market was particularly robust in the second half of the year. The results of our Semiconductor business in the second half of the year reflected this stronger market environment.

Semiconductor gross profit of $3472 million, or 41.5 percent of revenue, increased by $913 million from 2002 primarily due to higher revenue and, to a lesser extent, greater manufacturing utilization.

Operating profit was $969 million, or 11.6 percent of revenue, up $715 million from 2002 due to higher gross profit.

Analog revenue increased 13 percent from 2002 due to increased shipments resulting from higher demand for a broad range of our high-performance analog products. In 2003, about 40 percent of total Semiconductor revenue came from analog.

DSP revenue increased 36 percent for the year primarily due to higher demand in the wireless market, and to a lesser extent, higher shipments resulting from increased demand in the digital consumer and broadband communications markets. In 2003, about 35 percent of total Semiconductor revenue came from DSP.

For the year, our remaining Semiconductor revenue increased 14 percent from 2002 due to higher shipments resulting from increased demand for, in decreasing order, DLP products, RISC microprocessors and standard logic products, and higher royalties. These gains more than offset a decline in microcontrollers that was due to decreased shipments resulting from lower demand for TI products in this area.

2003 results for our Semiconductor products sold into key end equipments were as follows:

- Wireless revenue grew 32 percent compared with 2002 primarily due to increased shipments of 2.5G modems and OMAP application processors. The biggest factor in the growth in shipments of 2.5G modems and OMAP application processors was demand for advanced-feature phones. In 2003, about 35 percent of total Semiconductor revenue came from the wireless market.

- Revenue increased from our catalog products, composed of high-performance analog and catalog DSP, which are sold into a highly diverse range of end-equipment markets. The 24 percent increase was primarily due to increased shipments in distribution channels, resulting from demand for high-performance analog and, to a lesser extent, DSP products. In 2003, about 15 percent of total Semiconductor revenue came from catalog products.

- For the year, broadband communications revenue increased 71 percent from 2002 due about equally to higher shipments resulting from increased demand for DSL and wireless local area networks (WLAN) products as our position and market share strengthened in both of these fast-growing market areas. Broadband communications revenue includes DSL and cable modems, Voice over Internet Protocol (VoIP) and WLAN. In 2003, about 5 percent of total Semiconductor revenue came from the broadband communications market.

In total, we estimate that our 2003 Semiconductor revenue came from the following broad markets: communications (including wireless and broadband communications) was about 45 percent of Semiconductor revenue in 2003; computing (including computers and peripherals) was about 30 percent; digital consumer was about 10 percent; industrial and other was about 10 percent; and automotive was about 5 percent.

For the year, orders increased 27 percent to $8854 million due to higher broad-based demand for analog and DSP products.

Sensors & Controls

Statement of Operations—Sensors & Controls Segment

	For Years Ended December 31,	
	2003	**2002**
Net revenue	**$1,009**	$958
Cost of revenue	**636**	629
Gross profit	**373**	329
Gross profit % of revenue	**37%**	34%
Profit from operations	**251**	214
Operating profit % of revenue	**25%**	22%

For 2003, Sensors & Controls revenue was $1009 million, up 5 percent from 2002 due to higher demand for sensor products in the automotive market.

Gross profit was $373 million, an increase of $44 million from 2002 due to reduced manufacturing costs.

Operating profit was $251 million, or 24.9 percent of revenue, an increase of $37 million from 2002. The gains in operating profit were due to higher gross profit.

Educational & Productivity Solutions

Statement of Operations—E&PS Segment

	For Years Ended December 31,	
	2003	**2002**
Net revenue	**$485**	$494
Cost of revenue	**218**	233
Gross profit	**267**	261
Gross profit % of revenue	**55%**	53%
Profit from operations	**157**	154
Operating profit % of revenue	**32%**	31%

For 2003, E&PS revenue was $485 million, down 2 percent from 2002 as customers reduced their inventories of our products.

Gross profit of $267 million increased by $6 million from 2002 due to product cost reductions.

Operating profit was $157 million, or 32.3 percent of revenue, an increase of $3 million from 2002 due to higher gross profit.

Financial Condition

At the end of 2004, total cash (cash and cash equivalents plus short-term investments and long-term cash investments) was $6358 million, an increase of $694 million from the end of 2003. During 2004, we used $907 million in cash to repurchase $753 million of our common stock and to pay $154 million in dividends. In 2003, we repurchased $284 million of TI common stock and paid $147 million in dividends.

Accounts receivable of $1696 million increased $245 million from the end of 2003 due to higher Semiconductor revenue. Days sales outstanding were 48 at the end of 2004, compared with 47 at the end of 2003.

Inventory at the end of 2004 was $1256 million. Actions taken toward the end of the year caused inventory to decline by $100 million from the third to fourth quarter. Inventory increased by $272 million compared with the end of 2003 as we built inventory to support higher shipment levels and to improve our performance in customer service metrics. Days of inventory at the end of 2004 were 62, up from 56 days at the end of 2003.

Depreciation in 2004 was $1479 million, an increase of $50 million.

Liquidity and Capital Resources

Our primary source of liquidity is our cash and cash equivalents, short-term investments, and long-term cash investments totaling $6358 million. Another source of liquidity is authorized borrowings of $500 million for commercial paper, backed by a 364-day revolving credit facility, which is currently not utilized.

At the end of the fourth quarter, our debt-to-total-capital ratio was 0.03, down from 0.07 at the end of 2003 due to retirement of debt.

For the year, cash flow from operations increased $995 million to $3146 million, up 46 percent, primarily due to higher net income adjusted for noncash items and gains on sales of equity investments.

Net cash used in investing activities was $1161 million for 2004, up from $842 million for 2003 primarily due to increased capital expenditures. For the year, capital expenditures of $1298 million increased by $498 million. Our capital expenditures in 2004 were primarily for equipment used in assembly and test operations, and for 90-nanometer wafer fabrication. In 2004, $135 million in cash was received from net sales of cash investments compared with net purchases of $670 million in 2003. In 2003, we received cash of $778 million from equity sales, primarily from the sale of Micron stock. In addition, our 2003 acquisition of Radia Communications, Inc. used approximately $128 million of cash.

For 2004, net cash used in financing activities was $1150 million, up from $439 million in 2003, primarily reflecting increased repurchases of our common stock. We used $753 million of cash to repurchase approximately 30.1 million shares of our common stock in 2004, compared with $284 million used to repurchase approximately 13.9 million shares of our common stock in 2003. Also, the increase in the amount of dividends paid in 2004 reflects the increase in the quarterly dividend rate to $0.025 per share that was announced in the third quarter of 2004.

In the third quarter of 2004, our Board of Directors authorized the repurchase of $1 billion of our common stock using existing cash holdings. This authorization is in addition to previously announced stock repurchase authorizations. In the first quarter of 2005, our Board of Directors authorized the repurchase of an additional $2 billion of the Company's common stock.

Long-Term Contractual Obligations

	Total	2005	2006/2007	2008/2009	Thereafter
Long-term debt obligations (1)	$ 379	$ 11	$357	$ —	$ 11
Capital lease obligations (2)	69	—	6	6	57
Operating lease obligations (3)	444	91	102	65	186
Software license obligations (4)	156	73	77	6	—
Purchase commitments (5)	573	370	124	56	23
Non-U.S. pension funding (6)	300	300	—	—	—
Deferred compensation plan (7)	166	18	30	25	93
Total	$2087	$863	$696	$158	$370

(1) Long-term debt obligations include amounts classified as current portion of long-term debt, i.e., obligations that will be retired within 12 months.
(2) Capital lease obligations include amounts resulting from a sale-leaseback arrangement that will become effective in the fourth quarter of 2005 upon the completion of a new facility (see Leases in Note 19 for further details).
(3) Operating lease obligations include minimum lease payments for leased facilities and equipment, as well as purchases of industrial gases under a contract accounted for as an operating lease.
(4) Software license obligations include agreements to license electronic design automation software; these are classified as leases in accordance with Statement of Position 98-1.
(5) Purchase commitments include contractual arrangements with suppliers where there is a fixed non-cancelable payment schedule or minimum payments due with a reduced delivery schedule. Also included are the maximum authorized expenditures for construction of a new wafer fab. Excluded from the table are cancelable arrangements. However, depending on the timing of canceling certain purchase arrangements, an additional $33 million of cancellation penalties may be required to be paid, which are not reflected in the table above.
(6) Non-U.S. pension funding includes the expected contributions planned for 2005. Funding projections beyond the current year are not practical to estimate due to the rules affecting tax deductible contributions and the impact from plan asset performance, interest rates and potential U.S. federal legislation.
(7) Deferred compensation plan includes an estimate of payments under this plan for the liability that existed at December 31, 2004. Certain employees are eligible to defer a portion of their salary, bonus, profit sharing and non-qualified pension benefits into a non-qualified deferred compensation plan. Employees who participate in the plan can select one of five distribution options offered by the plan. Payments are made after the employee terminates, based on their distribution election and plan balance.

The Company believes it has the necessary financial resources to fund its working capital needs, capital expenditures, dividend payments and other business requirements for at least the next 12 months.

Critical Accounting Policies

In preparing its consolidated financial statements in conformity with accounting principles generally accepted in the United States, the Company uses statistical analyses, estimates and projections that affect the reported amounts and related disclosures and may vary from actual results. The Company considers the following accounting policies to be both those that are most important to the portrayal of its financial condition and that require the most subjective judgment. If actual results differ significantly from management's estimates and projections, there could be an effect on the Company's financial statements.

Revenue Recognition

Revenue from sales of the Company's products is recognized upon shipment or delivery, depending upon the terms of the sales order, provided that persuasive evidence of a sales arrangement exists, title and risk of loss have transferred to the customer, the sales amount is fixed and determinable and collection of the revenue is reasonably assured. A portion of TI's sales are to distributors. TI recognizes revenue from sales of the Company's products to distributors upon delivery of product to the distributors.

The Company reduces revenue based on estimates of future credits to be granted to customers. Credits are granted for reasons such as product returns due to quality issues, prompt payment discounts, volume-based incentives, and other special pricing arrangements.

Distributor revenue is recognized net of allowances, which are quarterly management estimates based on analysis of historical data, market conditions and contract terms. These allowances recognize the impact of credits granted to distributors under certain programs common in the semiconductor industry whereby distributors are allowed to return a limited amount of product or receive certain price adjustments in accordance with contractual terms agreed between the distributor and the Company.

Royalty revenue is recognized upon sale by the licensee of royalty-bearing products, as estimated by the Company, and when realization of payment is considered probable by management. Estimates are based on historical experience and analysis of annual sales results of licensees. Estimates are periodically adjusted as a result of reviews of reported results of licensees, which reviews may take the form of an independent audit. Where warranted, revenue from licensees may be recognized on a cash basis.

In addition, the Company monitors collectibility of accounts receivable primarily through review of the accounts receivable aging. When facts and circumstances indicate the collection of specific amounts or from specific customers is at risk, the Company assesses the impact on amounts recorded for bad debts and, if necessary, will record a charge in the period such determination is made.

Inventory Valuation Allowances

Inventory is valued net of allowances for unsalable or obsolete raw materials, work-in-process and finished goods. Allowances are determined quarterly by comparing inventory levels of individual materials and parts to historical usage rates, current backlog and estimated future sales and by analyzing the age of inventory, in order to identify specific components of inventory that are judged unlikely to be sold. In addition to this specific identification process, statistical allowances are calculated for remaining inventory based on historical write-offs of inventory for salability and obsolescence reasons. Inventory is written off in the period in which disposal occurs. Actual future write-offs of inventory for salability and obsolescence reasons may differ from estimates and calculations used to determine valuation allowances due to changes in customer demand, customer negotiations, technology shifts and other factors.

Income Taxes

In determining income for financial statement purposes, the Company must make certain estimates and judgments in the calculation of tax expense and the resultant tax liabilities and in the recoverability of deferred tax assets that arise from temporary differences between the tax and financial statement recognition of revenue and expense.

In the ordinary course of global business, there may be many transactions and calculations where the ultimate tax outcome is uncertain. The calculation of tax liabilities involves dealing with uncertainties in the application of complex tax laws. The Company recognizes potential liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on an estimate of the ultimate resolution of whether, and the extent to which, additional taxes will be due. Although the Company believes the estimates are reasonable, no assurance can be given that the final outcome of these matters will not be different than what is reflected in the historical income tax provisions and accruals.

As part of its financial process, the Company must assess the likelihood that its deferred tax assets can be recovered. If recovery is not likely, the provision for taxes must be increased by recording a reserve in the form of a valuation allowance for the deferred tax assets that are estimated not to be ultimately recoverable. In this process, certain relevant criteria are evaluated including the existence of deferred tax liabilities that can be used to absorb deferred tax assets, the taxable income in prior carryback years that can be used to absorb net operating losses and credit carrybacks, and taxable income in future years. The Company's judgment regarding future profitability may change due to future market conditions, changes in U.S. or international tax laws and other factors. These changes, if any, may require material adjustments to these deferred tax assets and an accompanying reduction or increase in net income in the period when such determinations are made.

In addition to the risks to the effective tax rate described above, the effective tax rate reflected in forward-looking statements is based on current enacted tax law. Significant changes during the year in enacted tax law could affect these estimates.

Impairment of Long-Lived Assets

TI reviews long-lived assets for impairment when certain indicators are present that suggest the carrying amount may not be recoverable. This review process primarily focuses on intangible assets from business acquisitions, property, plant and equipment, and software for internal use or embedded in products sold to customers. Factors considered include the under-performance of a business compared to expectations and shortened useful lives due to planned changes in the use of the assets. Recoverability is determined by comparing the carrying amount of long-lived assets to estimated future undiscounted cash flows. If future undiscounted cash flows are less than the carrying amount of the long-lived assets, an impairment charge would be recognized for the excess of the carrying amount over fair value determined by either a quoted market price, if any, or a value determined by utilizing a discounted cashflow technique. Additionally, in the case of assets that will continue to be used by the Company in future periods, a shortened life may be utilized if appropriate, resulting in accelerated amortization or depreciation based upon the expected net realizable value of the asset at the date the asset will no longer be utilized by the Company. Actual results may vary from estimates due to, among other things, differences in operating results, shorter asset useful lives and lower market values for excess assets.

Changes in Accounting Standards

In December 2004, the FASB issued SFAS No. 123 (revised 2004), *"Share-Based Payments"* (Statement 123(R)), which is a revision of SFAS No. 123, *"Accounting for Stock-Based Compensation,"* issued in 1995. The Company currently accounts for share-based payments to employees (which include stock options) using the intrinsic value method of APB No. 25, *"Accounting for Stock Issued to Employees"* and, as such, generally recognizes no compensation cost for employee stock options. This new standard requires companies to adopt the fair value methodology of valuing stock options and recognizing that valuation in the financial statements from the date of grant. Accordingly, the adoption of Statement 123(R)'s fair value method will have a significant impact on the Company's result of operations, although it will have no impact on the Company's overall financial position. The impact of adoption of Statement 123(R) cannot be predicted at this time because it will partially depend on levels of share-based payments granted in the future. However, had the Company adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure as shown in Note 1 to the financial statements (see Effects of Stock-based Compensation). Statement 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. The Company has elected to adopt the provisions of this standard on a modified prospective application method effective July 1, 2005.

In December 2004, the FASB also issued SFAS No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4," which will become effective for the Company beginning January 1, 2006. This standard clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted material should be expensed as incurred and not included in overhead. In addition, this standard requires that the allocation of fixed production overhead costs to inventory be based on the normal capacity of the production facilities. The Company is currently evaluating the potential impact of this issue on its financial position and results of operations, but does not believe the impact of the change will be material.

On October 22, 2004, a new tax law was enacted, the American Jobs Creation Act of 2004 (the "Jobs Creation Act"), which raised a number of issues with respect to accounting for income taxes. (See Note 18 to financial statements for more detailed discussion of the impact of the Jobs Creation Act.) In response, on December 21, 2004, the FASB issued two FASB Staff Positions (FSP), FSP 109-1—*"Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004"* and FSP 109-2—*"Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004,"* which became effective for the Company upon issuance.

The Jobs Creation Act provides a deduction for income from qualified domestic production activities, which will be phased in from 2005 through 2010 that is intended to replace the existing extra-territorial income exclusion for foreign sales. In FSP 109-1, the FASB decided the deduction for qualified domestic production activities should be accounted for as a special deduction under FAS No. 109, rather than as a rate reduction. Accordingly, any benefit from the deduction will be reported in the period in which the deduction is claimed on the tax return and no adjustments to deferred taxes at December 31, 2004, is required.

The Jobs Creation Act also creates a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85 percent dividends received deduction for certain dividends from controlled foreign corporations. The deduction is subject to a number of limitations and uncertainty remains as to how to interpret numerous provisions in the Act. FSP 109-2 addresses when to reflect in the financial statements the effects of the one-time tax benefit on the repatriation of foreign earnings. Under SFAS No. 109, companies are normally required to reflect the effect of new tax law changes in the period of enactment. FSP 109-2 provides companies additional time to determine the amount of earnings, if any, that are intended to repatriate under the Jobs Creation Act's provisions. Currently we are analyzing whether, and to what extent, foreign earnings that have not yet been remitted to the U.S. may be repatriated. Based on analysis to date, however, it is reasonably possible that the Company may repatriate some amount up to $1.6 billion, with the respective tax liability ranging up to $0.2 billion.

See Changes in Accounting Standards in Note 1 to financial statements for discussion of other changes in accounting standards.

Quantitative and Qualitative Disclosures about Market Risk

The U.S. dollar is the functional currency for financial reporting. In this regard, the Company uses forward currency exchange contracts to minimize the adverse earnings impact from the effect of exchange rate fluctuations on the Company's non-U.S. dollar net balance sheet exposures. For example, at year-end 2004, the Company had forward currency exchange contracts outstanding of $270 million (including $139 million to buy euros, $28 million to buy Taiwan dollars, and $28 million to sell Japanese yen). Similar hedging activities existed at year-end 2003. Because most of the aggregate non-U.S. dollar balance sheet exposure is hedged by these exchange contracts, a hypothetical 10 percent plus or minus fluctuation in non-U.S. currency exchange rates would not be expected to have a material earnings impact, e.g., based on year-end 2004 balances and rates, a pretax currency exchange gain or loss of $1 million.

The Company's long-term debt has a fair value, based on current interest rates, of approximately $394 million at year-end 2004 ($871 million at year-end 2003). Fair value will vary as interest rates change. The following table presents the aggregate maturities and historical cost amounts of the debt principal and related weighted-average interest rates by maturity dates at year-end 2004:

Maturity Date	U.S. Dollar Fixed-Rate Debt	Average Interest Rate	Euro Fixed-Rate Debt	Average Interest Rate	Fair Value U.S. Dollar Interest Rate Swaps	Average Pay Rate	Average Receive Rate
2005	$ —	—	$11	4.01%	$—	—	—
2006	300	6.12%	—	—	12	2.16%	6.86%
2007	44	8.75%	—	—	1	2.56%	5.01%
2008	—	—	—	—	—	—	—
2009	—	—	—	—	—	—	—
Thereafter	11	6.20%	—	—	—	—	—
	$355	6.44%	$11	4.01%	$13	2.21%	6.63%

Total long-term debt historical cost amount at year-end 2004 and 2003 was $379 million and $826 million.

The Company had interest rate swaps that changed the characteristics of the interest payments on the underlying notes ($50 million of 7.0% notes which matured on August 15, 2004, $300 million of 6.125% notes due 2006 and $43 million of 8.75% notes due 2007) from fixed-rate payments to short-term LIBOR-based variable rate payments in order to achieve a mix of interest rates on the Company's long-term debt which, over time, is expected to moderate financing costs. The effect of these interest rate swaps was to decrease interest expense by $19 million in 2004. The year-end 2004 effective interest rates for the notes, including the effect of the swaps, was approximately 1.52% for the $300 million of notes due 2006 and 6.30% for the $43 million of notes due 2007. These swaps are sensitive to interest rate changes. For example, if short-term interest rates increase (decrease) by one percentage point from year-end 2004 rates, annual pretax interest expense would increase (decrease) by $3 million.

The Company's cash equivalents are debt securities with original maturities equal to or less than three months. Short-term investments are debt securities with original maturities greater than three months with remaining maturities or average lives of 13 months or less and, beginning in 2004, debt securities with remaining maturities or average lives greater than 13 months (see Note 2 to financial statements). Their aggregate fair value and carrying amount was $6117 million at year-end 2004 ($5409 million at year-end 2003). Fair value will vary as interest rates change. The following table presents the aggregate maturities or average lives of cash equivalents and short-term cash investments, and related weighted-average interest rates by maturity dates at year-end 2004:

Maturity Date or Average Life	Cash Equivalents and Short-Term Investments	Average Interest Rate
2005	$4,611	2.40%
2006	1,136	3.43%
2007	222	4.02%
2008	148	3.66%

Equity investments at year-end 2004 consisted of the following (types of investments at year-end 2003 were similar):

- Equity investments—include marketable (publicly traded) and non-marketable (private investments, including various venture funds).
- Convertible debt—consists of a convertible debt security due 2006.
- Mutual funds and other investments—consists of mutual funds that are acquired to generate returns that offset changes in certain liabilities related to deferred compensation arrangements. The mutual funds hold a variety of debt and equity investments.

Marketable equity and debt investments are stated at fair value and marked-to-market through stockholders' equity, net of tax. Impairments deemed to be other-than-temporary are expensed in the Statement of Operations. Changes in prices of the mutual fund investments are expected to offset related changes in deferred compensation liabilities such that a 10 percent increase or decrease in investment prices would not affect operating results.

Restructuring Actions

Sensors & Controls Restructuring Action: *In the second quarter of 2003, the Company announced a plan to move* certain production lines from Attleboro, Massachusetts, to other TI sites in order to be geographically closer to customers and their markets and to reduce manufacturing costs. This restructuring action is expected to affect about 915 jobs through voluntary retirement and involuntary termination programs primarily in manufacturing operations at the Attleboro headquarters of the Sensors & Controls business. The total cost of this restructuring action is expected to be about $63 million, primarily for severance and benefit costs. When completed at the end of 2006, the projected savings from this restructuring action are estimated to be an annualized $40 million, predominantly comprised of payroll and benefit savings. Included in this total cost is the Company's third-quarter 2004 decision to move additional production lines from Attleboro, affecting about 145 additional jobs. In connection with this action, completion of the relocation of production lines was extended one year through the end of 2005 in order to accommodate commitments to customers and minimize disruption to their production plans. As of December 31, 2004, a total of 627 employees have been terminated and total net pretax charges of $54 million have been recorded associated with this action. Charges are expected to be completed in 2006.

Semiconductor Restructuring Action: In the second quarter of 2003, the Company announced a restructuring action that is expected to affect about 900 jobs in Semiconductor manufacturing operations in the U.S. and international locations, as those operations continue to become more productive with fewer people. The total cost of this restructuring action is expected to be about $82 million, primarily for severance and benefits costs. When completed at the end of 2005, the projected savings from this restructuring action are estimated to be an annualized $67 million, predominantly comprised of payroll and benefit savings. As of December 31, 2004, a total of 875 employees have been terminated and total net pretax charges of $81 million have been recorded associated with this action. Charges are expected to be completed in 2005.

For more detailed information on the restructuring actions, see Note 16 to the financial statements.

Quarterly Financial Data

(Millions of dollars, except per-share amounts)

2004	Quarters of 2004			
	1st	**2nd**	**3rd**	**4th**
Net revenue	**$2,936**	**$3,241**	**$3,250**	**$3,153**
Gross profit	**1,322**	**1,481**	**1,489**	**1,334**
Profit from operations	**474**	**592**	**657**	**484**
Net income	**$ 367**	**$ 441**	**$ 563**	**$ 490**
Basic earnings per common share	**$ .21**	**$ .25**	**$ .33**	**$ .28**
Diluted earnings per common share	**$ .21**	**$ .25**	**$ .32**	**$ .28**

2003	Quarters of 2003			
	1st	**2nd**	**3rd**	**4th**
Net revenue	$2,192	$2,339	$2,533	$2,770
Gross profit	862	877	1,030	1,194
Profit from operations	153	125	249	438
Net income	$ 117	$ 121	$ 447	$ 512
Basic earnings per common share	$ .07	$ .07	$ .26	$ .30
Diluted earnings per common share	$ .07	$ .07	$ .25	$ .29

Included in the results above were the following items:

2004	Quarters of 2004			
	1st	**2nd**	**3rd**	**4th**
Restructuring costs				
Semiconductor	**$ 2**	**$ 1**	**$ 1**	**$ —**
Sensors & Controls	**3**	**3**	**4**	**3**
Total	**5**	**4**	**5**	**3**
Acquisition-related amortization	**19**	**19**	**16**	**16**

2003	Quarters of 2003			
	1st	**2nd**	**3rd**	**4th**
Restructuring costs				
Semiconductor	$ —	$ 23	$ 48	$ 7
Sensors & Controls	—	26	8	6
Total	—	49	56	13
Purchased in-process R&D	—	—	23	—
Acquisition-related amortization	28	25	26	20
Investment gains	—	—	(106)	(97
Loss on redemption of debt	10	—	—	—

The restructuring charges were for actions initiated in the second quarter of 2003 and were primarily for severance and benefit costs. The charge for purchased in-process R&D costs was a result of the Radia Communications, Inc. acquisition. Investment gains were primarily the result of the sale of shares of Micron stock. The loss on redemption of debt for the first quarter of 2003 resulted from the redemption of $250 million in convertible notes.

Diluted earnings per common share are based on average common and dilutive potential common shares outstanding (1758.9 million shares and 1780.1 million shares for the fourth quarters of 2004 and 2003).

Common Stock Prices and Dividends

TI common stock is listed on the New York Stock Exchange and traded principally in that market. The table below shows the high and low closing prices of TI common stock as reported by Bloomberg L.P. and the dividends paid per common share for each quarter during the past two years.

	Quarter			
	1st	2nd	3rd	4th
Stock prices:				
2004 High	**$33.65**	**$30.94**	**$23.54**	**$25.36**
Low	**27.15**	**23.00**	**18.40**	**21.09**
2003 High	$18.67	$21.10	$26.03	$30.92
Low	14.15	16.23	17.62	23.25
Dividends paid:				
2004	**$.0213**	**$.0213**	**$.0213**	**$.0250**
2003	$.0213	$.0213	$.0213	$.0213

Safe Harbor Statement

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: This report includes forward-looking statements intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally can be identified by phrases such as TI or its management "believes," "expects," "anticipates," "foresees," "forecasts," "estimates" or other words or phrases of similar import. Similarly, statements in this report that describe the Company's business strategy, outlook, objectives, plans, intentions or goals also are forward-looking statements. All such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those in forward-looking statements.

We urge you to carefully consider the following important factors that could cause actual results to differ materially from the expectations of the Company or its management:

- Market demand for semiconductors, particularly for analog chips and digital signal processors in key markets such as telecommunications and computers;
- TI's ability to maintain or improve profit margins, including its ability to utilize its manufacturing facilities at sufficient levels to cover its fixed operating costs, in an intensely competitive and cyclical industry;
- TI's ability to develop, manufacture and market innovative products in a rapidly changing technological environment;
- TI's ability to compete in products and prices in an intensely competitive industry;
- TI's ability to maintain and enforce a strong intellectual property portfolio and obtain needed licenses from third parties;
- Consolidation of TI's patent licensees and market conditions reducing royalty payments to TI;
- Economic, social and political conditions in the countries in which TI, its customers or its suppliers operate, including security risks, health conditions, possible disruptions in transportation networks and fluctuations in foreign currency exchange rates;
- Natural events such as severe weather and earthquakes in the locations in which TI, its customers or suppliers operate;
- Availability of raw materials and critical manufacturing equipment;
- Changes in the tax rate applicable to TI as the result of changes in tax law, the jurisdictions in which profits are determined to be earned and taxed, the outcome of tax audits and the ability to realize deferred tax assets;
- Changes in the accounting treatment of stock options and other share-based compensation;
- Losses or curtailments of purchases from key customers and the timing and amount of distributor and other customer inventory adjustments;
- Customer demand that differs from company forecasts;
- The financial impact of inadequate or excess TI inventories to meet demand that differs from projections;
- Product liability or warranty claims, or recalls by TI customers for a product containing a TI part;
- TI's ability to recruit and retain skilled personnel; and
- Timely implementation of new manufacturing technologies, installation of manufacturing equipment and the ability to obtain needed third-party foundry and assembly/test subcontract services.

or a more detailed discussion of these factors, see the text under the heading "Cautionary Statements Regarding uture Results of Operations" in Item 1 of the Company's most recent Form 10-K. The forward-looking statements ncluded in this report are made only as of the date of the publication (February 2005), and the Company ındertakes no obligation to update the forward-looking statements to reflect subsequent events or circumstances.

Stockholder and Other Information

SEC Form 10-K
Stockholders may obtain a copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K (except for exhibits) and its audited financial statements without charge by writing to:
Manager of Investor Relations
P.O. Box 660199, MS 8657
Dallas, TX 75266-0199

Certifications
The certifications of the Chief Executive Officer and the Chief Financial Officer of TI required by Section 302 of the Sarbanes-Oxley Act of 2002 have been filed as exhibits 31(a) and 31(b), respectively, to TI's Form 10-K for the fiscal year ended December 31, 2004.

As required by the New York Stock Exchange (NYSE) listing standards, an unqualified annual certification indicating compliance with the listing standards was signed by TI's Chief Executive Officer and submitted to the NYSE on April 26, 2004.

Transfer Agent and Registrar
Computershare Investor Services, L.L.C.
2 North LaSalle Street
Chicago, IL 60602

Stockholder Records Information
Computershare Investor Services, L.L.C.
Shareholder Communications
P.O. Box A3504
Chicago, IL 60690-3504
Toll Free: 800-981-8676
Phone: 312-360-5151
web.queries@computershare.com
www-us.computershare.com

Independent Registered Public Accounting Firm
Ernst & Young LLP
Dallas, Texas

Stock Exchange Listings
The common stock of Texas Instruments Incorporated is listed on the New York Stock Exchange and the Swiss stock exchange. Ticker symbol: TXN

Company Headquarters
Texas Instruments Incorporated
P.O. Box 660199
Dallas, TX 75266-0199
Phone: 972-995-2011
www.ti.com

Investor Information
Investor Relations
P.O. Box 660199, MS 8657
Dallas, TX 75266-0199
Phone: 972-995-3773

Financial/Product Literature and General Information
Toll Free: 800-336-5236
Phone: 972-995-6611
www.ti.com/irdocreq

Media Information
Media Relations
P.O. Box 660199, MS 8726
Dallas, TX 75266-0199
Phone: 214-480-6893

Environmental, Safety and Health Information
Environmental, Safety and Health
P.O. Box 655474, MS 3734
Dallas, TX 75265-5474
Phone: 972-927-3141

Board of Directors, Executive Officers and TI Fellows

Directors



James R. Adams
Retired Chairman of the Board, Texas Instruments; Retired Group President, SBC Communications Inc.



Thomas J. Engibous
Chairman of the Board



Wayne R. Sanders
Retired Chairman of the Board, Kimberly-Clark Corporation



David L. Boren
President, The University of Oklahoma



Gerald W. Fronterhouse
Private Investor



Ruth J. Simmons
President, Brown University



Daniel A. Carp
Chairman of the Board and Chief Executive Officer, Eastman Kodak Company



David R. Goode
Chairman of the Board and Chief Executive Officer, Norfolk Southern Corporation



Richard K. Templeton
President and Chief Executive Officer



Carrie S. Cox
Executive Vice President, Schering-Plough Corporation; President, Global Pharmaceuticals business



Pamela H. Patsley
Senior Executive Vice President, First Data Corporation; President, First Data International



Christine Todd Whitman
President, The Whitman Strategy Group

Carrie S. Cox and Pamela H. Patsley joined the Board of Directors of Texas Instruments in 2004.

Executive Officers



Thomas J. Engibous
Chairman of the Board



Chung-Shing (C.S.) Lee
Senior Vice President



Kevin J. Ritchie
Senior Vice President



Richard K. Templeton
President and Chief Executive Officer



Stephen H. Leven
Senior Vice President



John C. Van Scoter
Senior Vice President



Gilles Delfassy
Senior Vice President



Melendy E. Lovett
Senior Vice President; President, Educational & Productivity Solutions



Teresa L. West
Senior Vice President



Michael J. Hames
Senior Vice President



Gregg A. Lowe
Senior Vice President



Thomas Wroe, Jr.
Senior Vice President; President, Sensors & Controls Group



Joseph F. Hubach
Senior Vice President, Secretary and General Counsel



Kevin P. March
Senior Vice President and Chief Financial Officer

TI Fellows

TI Fellows are engineers, scientists or technologists who are recognized by their peers and TI management for outstanding performance. Fellows are elected based on exceptional technical contributions that significantly contribute to TI shareholder value.

TI Fellows announced in 2004 are:
Sebastiano (Iano) D'Arrigo
Joseph A. Devore
Alfred J. Griffin, Jr.
Toshihiko Hamasaki
Baher Haroun
Wai Lee


TEXAS INSTRUMENTS

Texas Instruments Incorporated
P.O. Box 660199
Dallas, TX 75266-0199

Printed in the U.S.A. on recycled paper
TI-30001F